U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

General Form For Registration of Securities of
Small Business Issuers
Under Section 12(b) or (g) of the
Securities Exchange Act of 1934
PACIFIC ASIA PETROLEUM, INC.
(Name of small business issuer in its charter)

Delaware	30-0349798
(State of Incorporation)	(I.R.S. Employer Identification No.)

250 East Hartsdale Ave., Hartsdale, New York	10530
(Address of principal executive offices)	(zip code)
Issuer’s telephone number, including area code: (914) 472-6070
Securities to be registered pursuant to Section 12(b) of the Act: None
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001
(Title of Class)

PART I
ITEM 1. Description of Business
ITEM 2. Plan of Operation
ITEM 3. Description of Properties
ITEM 4. Security Ownership of Certain Beneficial Owners and Management
ITEM 5. Directors, Executive Officers, Promoters and Control Persons
ITEM 6. Executive Compensation
ITEM 7. Certain Relationships and Related Transactions
ITEM 8. Description of Securities
PART II
ITEM 1. Market Price of and Dividends on the Company’s Common Equity and Other Stockholder Matters
Item 2. Legal Proceedings
Item 3. Changes In and Disagreement With Accountants
Item 4. Recent Sales of Unregistered Securities
ITEM 5. Indemnification of Directors and Officers
PART F/S
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 4.1
EXHIBIT 4.2
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 10.9
EXHIBIT 10.10
EXHIBIT 10.11
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 10.20
EXHIBIT 21

     All statements, other than statements of historical fact, included in this Form 10-SB, including without limitation the statements under “Plan of Operations” and “Description of Business,” are, or may be deemed to be, forward-looking statements. Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Pacific Asia Petroleum, Inc. and its subsidiaries, Inner Mongolia Production Company LLC (“IMPCO”), Advanced Drilling Services, LLC (“ADS”), Sunrise Energy Asia LLC, Inner Mongolia Production Co (HK) Limited and Inner Mongolia Sunrise Petroleum JV Company (collectively, the “Company”), to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Form 10-SB. Such potential risks and uncertainties include, without limitation, the Company’s lack of operating history, operating revenue or earnings history, its ability to enter into definitive agreements to formalize foreign energy ventures and secure necessary exploitation rights, its ability to raise capital to fund its operations, its ability to successfully integrate and operate acquired or newly formed entities and multiple foreign energy ventures and subsidiaries, competition from large petroleum and other energy interests, changes in laws and regulations that affect the Company’s operations and the energy industry in general, risks and uncertainties associated with exploration, development and production of oil and gas, drilling and production risks, expropriation and other risks associated with foreign operations, anticipated and ongoing pipeline construction and transportation of oil and gas, the lack of availability of oil and gas field goods and services, environmental risks, economic conditions, and other risk factors detailed herein and in other of the Company’s reports hereafter filed with the Securities and Exchange Commission. The forward-looking statements are made as of the date of this Form 10-SB and the Company assumes no obligation to update the forward-looking statements. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements.
PART I
ITEM 1. Description of Business
General
     The Company is a development stage company formed to develop new energy ventures through its subsidiaries and through joint ventures and other partnerships in which its subsidiaries will participate. The members of the Company’s senior management team have extensive experience in the fields of petroleum engineering, geology, field development and production, operations, international business development, and finance. Several members of the Company’s management team have held management and executive positions with Texaco Inc. and have managed energy projects in the People’s Republic of China (the “PRC” or “China”) and elsewhere in Asia and other parts of the world. The Company’s management team also has experience in oil drilling, operations, geological, engineering and sales in China’s energy sector. The Company’s current operations consist of the drilling of oil wells in recently discovered fields in Inner Mongolia, China. The Company also is a party to several agreements and letters of intent relating to additional projects, including an Agreement for Joint Cooperation which the Company signed with China United Coalbed Methane Co., Ltd. (the Chinese Government-designated company holding exclusive rights to negotiate with foreign companies with respect to coal bed methane (“CBM”) production in China). This agreement grants the Company the exclusive rights to a large prospective contract area for CBM production located in the Shanxi Province of China, with an option to convert such arrangement into a production sharing contract. The Company plans to exercise this option and, as of July 2007, was negotiating the terms of a production sharing contract as well as preliminary documentation regarding the acquisition of several other prospective CBM and other gas opportunities in the Shanxi Province on which significant reserves of gas have been discovered. CBM is a high-profile focus area of the Chinese Government and an area in which China encourages foreign investment. To assist in its efforts, the Company has retained several CBM experts who successfully assisted in the development and operation of the first CBM ventures in China with the international energy industry. Although the Company hopes to finalize one or more of these CBM production sharing contracts, there can be no assurance that any of such agreements will be entered into on terms satisfactory to the Company, in a timely manner, or at all. The Company has several other energy ventures, which it is pursuing and which are described further in this report.

     To date, although the Company has not yet generated any meaningful revenue, it has raised approximately $21.6 million in equity financings to fund its ongoing working capital requirements as well as possible acquisition and development activities. In order to fully implement its business strategy, however, the Company will need to raise significant additional capital, of which there can be no assurance.
Organization
     Pacific Asia Petroleum, Inc. (“PAP”) was incorporated in the State of Delaware in 1979 under the name “Gemini Marketing Associates, Inc.” In 1994, PAP changed its name from “Gemini Marketing Associates, Inc.” to “Big Smith Brands, Inc.,” in 2006 it again changed its name to “Pacific East Advisors, Inc.,” and in 2007 it again changed its name to “Pacific Asia Petroleum, Inc.”. As Big Smith Brands, Inc., PAP operated as an apparel company engaged primarily in the manufacture and sale of work apparel, and was listed on the Nasdaq Stock Market’s Small-Cap Market from 1995 until December 4, 1997, and the Pacific Stock Exchange from 1995 until April 1, 1999. In 1999, PAP sold all of its assets related to its workwear business to Walls Industries, Inc., and in 1999 filed for voluntary bankruptcy under Chapter 11 of the United States Bankruptcy Code. The final bankruptcy decree was entered on August 8, 2001, and thereafter PAP existed as a “shell company,” but not a “blank check” company, under regulations promulgated by the Securities and Exchange Commission (the “SEC”) and had no business operations and only nominal assets until May 2007, when it consummated the mergers of Inner Mongolia Production Company LLC (“IMPCO”) and Advanced Drilling Services, LLC (“ADS”) into wholly-owned subsidiaries of PAP (the “Mergers”). See “The Mergers” below. Unless the context otherwise requires, the term “Company” as used herein collectively refers to PAP and its wholly-owned subsidiaries and joint ventures, IMPCO, ADS, Sunrise Energy Asia LLC, Inner Mongolia Production Co (HK) Limited and Inner Mongolia Sunrise Petroleum JV Company.
     The Common Stock of PAP is quoted on the Pink Sheets under the symbol “PFAP.PK.” See, “Part II Item 1. Market Price of and Dividends on the Company’s Common Equity and Other Stockholder Matters.”
     The Company’s executive offices are located at 250 East Hartsdale Ave., Hartsdale, New York 10530. The Company also has an office located in Beijing, China. PAP may be contacted by telephone at (914) 472-6070, and its website is www.papetroleum.com.

Subsidiaries and Joint Ventures
     The diagram below illustrates the current corporate structure of PAP and its subsidiaries (“we,” “our,” “us,” or the “Company”):
Advanced Drilling Services, LLC and Sunrise Energy Asia LLC
     ADS was formed in the State of Delaware in March 2005, and prior to the Mergers was a development stage company with few tangible assets and no operating history. In November 2006, ADS acquired all of the outstanding membership interests in Sunrise Energy Asia LLC (“ADS Sunrise”), a limited liability company formed in Delaware in October 2006 that also had no operating history but is a party to a number of agreements, including (i) an agreement providing ADS Sunrise with certain rights related to China’s Mudanjiang Energy Development Project, and (ii) an agreement granting ADS Sunrise with an economic interest in a joint venture for bus manufacturing in Tianjin, involving the import of advanced hydraulic hybrid energy technology for the production of buses in Tianjin, China.
Inner Mongolia Production Company LLC, Inner Mongolia Production Co (HK) Limited and Inner Mongolia Sunrise Petroleum JV Company
     IMPCO is a development stage company that was formed in the State of New York in August 2005 as a holding company for new energy ventures in the Far East. In December 2005, IMPCO formed a Hong Kong corporation, Inner Mongolia Production Co (HK) Limited, which is a wholly-owned subsidiary of IMPCO (“IMPCO HK”). In March 2006, a Chinese joint venture company named Inner Mongolia Sunrise Petroleum JV Company (“IMPCO Sunrise”), which is owned 97% by IMPCO HK and 3% by Beijing Jinrun Hongda Technology Co., Ltd. (an unaffiliated Chinese corporation) was also formed as an indirect subsidiary of IMPCO to engage in Chinese energy ventures. In the third calendar quarter of 2006, IMPCO closed a private equity financing that raised approximately $4.6 million from qualified investors. Using a portion of the proceeds raised in that offering, IMPCO commenced operational activities in China and successfully drilled its first well in a prospective area in Inner Mongolia. This well is currently producing under an exploration and development license issued by the relevant Chinese authorities; however, the Company has not recognized any revenue and related depletion expense to date due to uncertainty of realization of the revenue until a permanent production license is obtained.
The Mergers
     On December 11, 2006 PAP entered into (i) an Agreement and Plan of Merger and Reorganization (the “ADS Merger Agreement”) with DrillCo Acquisition, LLC (“ADS Merger Sub”), a Delaware limited liability company and a wholly-owned subsidiary of PAP, and ADS, and (ii) an Agreement and Plan of Merger and Reorganization (the “IMPCO Merger Agreement,” and together with the ADS Merger Agreement, the “Merger Agreements”) with IMPCO Acquisition, LLC (“IMPCO Merger Sub”), a New York limited liability company and a wholly-owned subsidiary of PAP, and IMPCO. Immediately prior to the closing of the Mergers, ADS closed a private equity financing (the “ADS Offering”) pursuant to which ADS raised $17 million in exchange for the issuance of 13,600,000 ADS Class B Interests to qualified investors. Pursuant to the Merger Agreements, as amended and restated on February 12, 2007, effective upon the May 7, 2007 closing, (i) ADS merged with and into ADS Merger Sub, and ADS Merger Sub as the surviving entity changed its name to “Advanced Drilling Services, LLC” and continued to carry on the business of ADS, (ii) IMPCO merged with and into IMPCO Merger Sub, and IMPCO Merger Sub as the surviving entity changed its name to “Inner Mongolia Production Company LLC” and continued to carry on the business of IMPCO, (iii) each of the 9,850,000 ADS Class A Interests which were issued and outstanding automatically converted on a 1:1 basis into the right to receive an aggregate of 9,850,000 shares of PAP Common Stock, (iv) each of the 13,600,000 ADS Class B Interests issued in the ADS Offering which were issued and outstanding automatically converted on a 1:1 basis into the right to receive an aggregate of 13,600,000 shares of PAP Series A Convertible Preferred Stock, (v) each of the 347,296 IMPCO Class A Units which were issued and outstanding automatically converted on a 1:17 basis into the right to receive an aggregate of 5,904,032 shares of PAP Common Stock, and (vi) each of the 594,644 IMPCO Class B Units which were issued and outstanding automatically converted on a 1:17 basis into the right to receive an aggregate of 10,108,952 shares of PAP Series A Convertible Preferred Stock. Upon closing of the Mergers, PAP also assumed warrants to purchase 1,860,001 ADS Class B Interests issued to certain ADS placement agents in connection with the ADS Offering, which warrants became exercisable for 1,860,001 shares of PAP Series A Convertible Preferred Stock as a result of the Mergers.
     The Mergers were structured so as to constitute part of a single transaction pursuant to an integrated plan and to qualify as a tax-free transaction. Under the terms of the Merger Agreements, PAP changed its name to “Pacific Asia Petroleum, Inc.,” all of the persons serving as directors and officers of PAP resigned, the number of directors of PAP was set at three, and the following persons were appointed as the officers and directors of PAP following the Mergers: (i) Frank C. Ingriselli, Chief Executive Officer, President, Secretary and Director; (ii) Laird Q. Cagan, Director; (iii) Elizabeth P. Smith, Director; (iv) Stephen F. Groth, Vice President and Chief Financial Officer; and (v) Jamie Tseng, Executive Vice President.
Automatic Conversion
     Pursuant to the Amended and Restated Certificate of Incorporation of PAP, dated May 2, 2007, as a result of the average closing sales price of PAP’s Common Stock exceeding $3.125 per share for twenty consecutive trading days, upon the close of trading on June 5, 2007, all of PAP’s 23,708,952 shares of issued and outstanding Series A Convertible Preferred Stock were automatically converted on a 1:1 basis into a total of 23,708,952 shares of Common Stock of PAP (the “Autoconversion”).
Market Overview
     We believe that the recent economic growth in China will continue at a fast pace as will its consumption of increasing amounts of energy. Because China’s economy is still less energy-efficient than the U.S. economy, requiring an estimated four times as many BTUs per $ of GDP, this growth is expected to continue to amplify the country’s increasing energy demand for some time (U.S. Department of Energy: International Energy Annual & International Petroleum Monthly). According to the most recently available information from the CIA World Fact Book, China’s Gross Domestic Product quadrupled from 1978 to 2000 and now stands as the second-largest economy in the world as measured by purchasing power parity. China surpassed Japan in late 2003 to become the world’s second largest petroleum consumer. According to data from the U.S. Department of Energy, between 2000 and 2006, oil use in China grew by an average of 7% per year, fueled by rapid industrialization. In 2006, Chinese demand reached 7.3 million barrels per day, more than one-third the level in the United States. At the same time, domestic crude oil output in China has grown very slowly over the past five years, forcing imports to expand rapidly to meet demand. Since 2000 China’s oil imports have more than doubled, growing from 1.4 million barrels per day to 3.4 million barrels per day in 2006, when they accounted for nearly half of Chinese oil demand.
     According to testimony by Jeffrey Logan, Senior Energy Analyst and China Program Manager at the International Energy Agency, to the U.S. Senate Committee on Energy and Natural Resources on February 3, 2005, China has become an economic superpower with ever increasing needs for oil and gas. Mr. Logan testified that China now plays a key role in the supply and demand of many global commodity markets, including oil. If sustained at the present rate, Mr. Logan stated that China’s development will likely create the world’s largest economy, as measured in purchasing power parity, in about two or three decades. He indicated that while China’s historical growth was not dependent on energy, its growth was now very dependant on the development and growth of oil and gas, with every one percent increase in GDP causing energy demand to grow by over 1.5 percent.
     Natural gas represents a particularly under-utilized energy source in China, supplying less than 3% of the country’s energy needs, compared with 22% for the U.S. and 23% globally. We believe that its low emissions, combined with the low cost and high efficiency of gas turbines, make gas an attractive fuel for meeting China’s rapidly growing electric power demand. The Chinese government would like to expand gas use significantly, and the National Development and Reform Commission has set a goal of increasing gas’s share of the market to 8%. (U.S. Department of Energy: International Energy Annual & International Petroleum Monthly).
     The government of the People’s Republic of China has taken a number of steps to encourage the exploitation of oil and gas within its own borders to meet the growing demand for oil and to try to reduce its dependency on foreign oil. Most importantly, the government has reduced complicated restrictions on foreign ownership of oil exploitation projects and has passed legislation encouraging foreign investment and exploitation of oil and gas.
     According to various articles recently published in China Daily, during the “Tenth Five-Year” (2001-2005) period, China planned to undertake a strategic reorganization in the oil industry by means of market liberalization, internalization, cost-effectiveness, scientific and technological breakthrough and sustainable development. Changes were made in the structures of oil reservation and exploration such as permitting more oil imports into the domestic market and allocating a greater percentage of oil and gas in non-renewable energy consumption. The reorganization was aimed at ensuring a smooth and sustainable oil supply, at low cost and meeting a goal for sound economic growth. The guiding principles of reform focused on developing the domestic market by expanding exploration efforts while practicing conservation and building oil reserves. These efforts focused on building key infrastructure for oil and gas transportation and storage by targeting the development of oil and gas pipelines to a target of 14,500 km in total length, building storage facilities for up to eight million cubic meters of oil (50 million barrels), and 1.14 billon cubic meters of gas (40 billion cubic feet). The share of oil and gas in non-renewable energy consumption was targeted for a 3 percentage increase by the end of 2005. In order to further technical development and innovation, substantial resources were devoted to oil and gas exploration.
     Chinese policymakers and state-owned oil companies have embarked on a multi-pronged approach to improve oil security by diversifying suppliers, building strategic oil reserves, purchasing equity oil stakes abroad, and enacting new policies to lower demand. When it became a net oil importer in 1993, almost all of China’s crude imports came from Indonesia, Oman, and Yemen. After diversifying global oil purchases over the past decade, Chinese crude imports now come from a much wider range of suppliers. By 2004, Saudi Arabia was China’s largest supplier, accounting for 14 percent of imports, with Oman, Angola, Iran, Russia, Vietnam, and Yemen together supplying another 60%, and the remainder coming from a long list of other suppliers (U.S. Department of Energy).
     The three major government-owned oil companies in China are (i) China Petroleum & Chemical Company, or “Sinopec,” (ii) China National Offshore Oil Corporation, or “CNOOC,” and (iii) PetroChina Company Limited, or “PetroChina” (also sometimes referred to as “China National Petroleum Corporation” or “CNPC,” which is the government company owning the majority of PetroChina). PetroChina is China’s largest producer of crude oil and natural gas. Sinopec is China’s largest refining, storage and transmission company. CNOOC is China’s largest offshore oil and gas exploration and development company. Each of these companies has been granted a charter by the Chinese government to engage in various stages of oil and gas procurement, transportation and production in China. Substantially all oil and gas exploration, storage and transportation by foreign entities in China must be conducted via joint ventures with one of these companies, or with another Chinese company that has entered into an arrangement with one of these companies and been authorized by the appropriate government authorities to engage in such activities in China.
     Unlike the developed petroleum markets of the member countries of the Organisation for Economic Co-operation and Development (“OECD”), the oil market in China still includes important elements of central planning. Each year, the National Development and Reform Commission publishes the projected target for the production and sale of crude oil by the three state oil companies, based on the domestic consumption estimates submitted by domestic producers, including PetroChina, Sinopec and CNOOC, the production capacity of these companies, and the forecast of international crude oil prices. The actual production levels are determined by the producers themselves and may vary from the submitted estimates. PetroChina and Sinopec set their crude oil median prices each month based on the average Singapore market FOB prices for crude oil of different grades in the previous month. In addition, PetroChina and Sinopec negotiate a premium or discount to reflect transportation costs, the differences in oil quality, and market supply and demand. The National Development and Reform Commission will mediate if PetroChina and Sinopec cannot agree on the amount of premium or discount. Thus, while prices at the wellhead for oil and gas are generally set below world levels, we believe the process is sufficiently transparent and results in pricing that can be profitable for the Company.
Market Opportunity
     While the barriers to entry for foreign entities to engage in the development of oil and gas resources in China have recently eased, we believe that many other small companies still face significant hurdles due to their lack of experience in the Chinese petroleum industry. Development requires specialized grants and permits, experience with obtaining scarce drilling and exploration equipment in remote regions and the ability to manage projects efficiently during times of resource shortages. We believe that our management team is uniquely equipped to take advantage of the opportunities that exist in China today. Through their prior exploration experiences in China, we believe that the Company’s management team has developed relationships with oil industry executives and government officials in China that should help facilitate the navigation of complex relationships inherent in structuring transactions with large government-owned oil companies and government agencies. In addition, we believe that the Company’s production team has the hands-on experience with projects in Asia that is essential to any successful petroleum project in China.
     By focusing on oil and gas exploration and production in China, we will be able to participate in one of the world’s fastest growing economies, and in a sector that holds an important key to that growth. China’s entry into the World Trade Organization (“WTO”) has also had the effect of moving the country’s economy and legal system toward greater transparency. Accordingly, the Company’s confidence in China continues to grow and is consistent with other major companies that continue to fuel the explosive growth in direct foreign investment into the country.
     A study released on January 17, 2006 by the Hong Kong Shanghai Banking Corporation (“HSBC”) concluded that:
•	China’s real Gross Domestic Product growth is estimated at 9.3% for 2005, 8.9% for 2006 and 7.5% for 2007;

•	China’s foreign exchange reserves are expected to hit U.S.$950 billion by the end of 2006 and U.S.$1.05 trillion in 2007;

•	The Renminbi will continue to appreciate against the dollar, rising to 7.9 to 1 by the end of 2006 and 7.6 by the end of 2007. The Renminbi traded at about 7.882 to the dollar on November 20, 2006; and

•	China’s consumer price index, or CPI, is expected to rise 1.8 percent in 2006 and one percent in 2007. HSBC estimated that the CPI had risen 1.6 percent in 2005.
     We believe that China’s huge population has increasing aspirations for “the good life,” and that China will need to rapidly increase its supplies of energy from both internal and external resources as China’s workforce of 800 million moves into the middle class. We forecast increasing demand and gradually increasing prices for oil in China for at least the next decade, providing an excellent environment for the Company’s planned activities.
Principal Business Ventures
     Through its existing subsidiaries and additional subsidiaries, joint venture companies and partnerships that may be established in the future, the Company is engaged, and plans to engage, in the business of oil and gas exploration, development, production and trading in Asia and the Pacific Rim countries, with a specific focus on the Chinese energy market. The Company has recently commenced operations in China, and has entered into letters of intent and other agreements through its subsidiaries covering several energy ventures in China. The Company was formed to act as a holding company for current and new energy ventures to be developed either through its subsidiaries, or through joint ventures and other partnerships in which its subsidiaries will participate, in order to reduce risk in these ventures. This business strategy was designed to help the Company maximize returns, reduce exposure and spread risk appropriately among several ventures. The Company can make no assurances, however, that it will be able to successfully implement this strategy.
     While we believe that the Company has a good opportunity to secure one or more of the prospective ventures described herein, there can be no assurance that the Company will be able to consummate any of them, or if the Company does consummate any of them, that any of them will be profitable. Even if we are able to enter into definitive agreements, we cannot assure you that we will be able to raise the significant additional capital necessary to develop and operate such projects. We may also establish additional joint ventures and partnerships with other oil and gas companies to reduce the Company’s overall risk and exposure. These arrangements are common in the energy industry, and are expected to be utilized where management believes that it will maximize the Company’s returns.
Chifeng Zhongtong Oil and Natural Gas Co.
     Inner Mongolia, China’s northern border autonomous region, features a long, narrow strip of land sloping from northeast to southwest. It stretches 2,400 km from west to east and 1,700 km from north to south. Inner Mongolia traverses between northeast, north, and northwest China. The third largest among China’s provinces, municipalities, and autonomous regions, the region covers an area of 1.18 million square km, or 12.3 percent of the country’s territory. It neighbors eight provinces and regions in its south, east and west and Mongolia and Russia in the north, with a borderline of 4,200 km. In 2005 the People’s Republic of China and the Inner Mongolia Municipality awarded to the Chifeng Zhongtong Oil and Natural Gas Co. the exclusive authority to develop and exploit oil resources in the ShaoGen Contract Area, an area of approximately 353 square kilometers located in Chifeng, China. In 2005 and 2006, Chifeng Zhongtong Oil and Natural Gas Co. drilled several wells throughout their Contract Area and discovered oil.
     In July 2006, the Company’s management began discussions with the Chifeng Zhongtong Oil and Natural Gas Co and hired an independent Chinese oil consultant to conduct a feasibility study on the Company’s behalf. This feasibility study concluded that based on “investigation and research in-depth for oil resources, exploitative environment and international markets, it is feasible for exploitation of oil and gas . . .” The report contained the following conclusions:
•	There is a very high potential for oil resources. The consultant estimates there is a total oil generating potential accumulation of 15.6 million tons with excellent geological conditions for petroleum.

•	A very significant oil field (part of the Liahoe oilfield, known as the Kerqing oilfield) was discovered in the area, which makes drilling in the ShaoGen Contract Area favorable.

•	The petroleum system has been proved as there are existing wells in the area with tested transmission infrastructure in place.

•	The domestic and international demand for oil is good and a favorable price for oil now exists.

•	The government has fostered a favorable exploitation environment for oil and gas.

•	Exploitation of oil resources in the high potential ShaoGen Contract Area represents an excellent opportunity for us, especially after analysis of the petroleum geological condition economic analysis, investment environment and risk analysis.
     After several negotiating sessions, in August 2006, the Company entered into a Contract for Cooperation and Joint Development with the Chifeng Zhongtong Oil and Natural Gas Co. pursuant to which the Company was awarded the exclusive rights to drill several oil development wells. Pursuant to such agreement, drilling operations commenced, and the first well drilled discovered oil in commercial quantities, and has been completed as a producing well. This well is currently producing under an exploration and development license issued by the relevant Chinese authorities; however, the Company has not recognized any revenue and related depletion expense to date due to uncertainty of realization of the revenue until a permanent production license is obtained. A comprehensive long-term production license has been applied for by Chifeng Zhongtong Oil and Natural Gas Co., and the Company expects the license to be issued in year 2007. If this license is not issued, the opportunities to drill additional long-term production wells under the contract may be at risk.
Coal Bed Methane and Tight Gas Sand Ventures
     The Company signed an agreement in November 2006 with the China United Coalbed Methane Co (the Chinese Government-designated company holding exclusive rights to negotiate with foreign companies with respect to CBM production) which grants the Company the exclusive rights to a large prospective contract area for CBM production located in the Shanxi Province of China, with an option to convert such arrangement into a production sharing contract. This area is referred to as the “Zijinshan Block” and is approximately 175,000 acres. The Company conducted a Feasibility Study over this contract area and assessed its ability to produce CBM, and concluded that it has significant prospectivity and has exercised its option to convert its interest into a Production Sharing Contract (“PSC”). It is anticipated that the PSC will have a term of approximately 30 years, and, if finalized, will be approved by the Chinese Ministry of Commerce. The Company has submitted its corporate qualification documents, and has received back from the government company approval as being technologically and financially capable of developing this contract area. While no reserves have been confirmed in our contract area, it is adjacent to areas that have significant gas discoveries. It is also in proximity to the major West-East gas pipeline, which links the gas reserves in China’s western provinces to the markets of the Yangtze River Delta, including Shanghai. The Company believes this opportunity has high potential.
     The Company is also negotiating, and has signed preliminary documentation, for the acquisition of several additional production sharing contract opportunities to develop and produce CBM and tight gas sand prospects in China. These projects, if acquired, could offer to the Company the opportunity to exploit significant discovered gas reserves and resources, estimated by the Chinese government’s national CBM company to be in excess of 1 trillion cubic feet of gas. However, significant additional capital will be required to make these acquisitions. Because of its energy contribution and environmental benefits, CBM is a high profile focus area of the Chinese Government and an area where China encourages foreign investment. Recent foreign ventures have been rewarded with significant market value related to such investments. The Company has on its team some of the world’s premier CBM experts who successfully assisted in the development and operation of the first such CBM ventures in China for the international energy industry. Although the Company hopes to acquire significant interests in one or more of these production sharing contracts and initiate early production plans that could add hydrocarbon production and reserves to the Company’s assets, there can be no assurance that any such agreements will be entered into on terms satisfactory to the Company, on a timely basis, or at all.
“Downstream” Opportunities
     The Company has signed a non-binding letter of intent with one of the largest steel and auto companies in China, Shougang Holdings, to potentially acquire a 45% interest in the Mudanjiang Energy Development Project. As currently contemplated, this project would include a small operating refinery, a small petrochemical plant, a service station complex, a crude producing component, a heavy oil trading operation and ownership of significant property along the border of Russia and along the sea with nearby access to Vladivostok. If consummated, this venture is expected to generate immediate revenue. The Company is currently conducting financial and operational due diligence related to this venture, and plans to identify and engage strategic partners to participate with the Company going forward, provided that any such participation by the Company does not require any significant cash contribution by the Company.
Geophysical Services and Development Opportunities
     The Company has also signed an agreement with Sino Geophysical Co., Ltd (“SINOGEO”), the largest private geophysical services company in China. This agreement provides to the Company access to the services of SINOGEO at competitive market rates. In addition, we have been granted the exclusive right of first refusal to partner with SINOGEO on any new development acreage it acquires in China and throughout Asia. The Company is also discussing with SINOGEO the possibility of acquiring a small equity interest in SINOGEO. SINOGEO is in the process of going public on the Shenzhen Exchange in China.
     Crude Trading
     The Company has signed preliminary non-binding agreements and is working to obtain exclusive crude oil import and trading rights for up to 1,000,000 barrels of crude oil in 2007/2008. This trading venture is anticipated to move forward in partnership with the City of Erlian, China and other private trading venture partners in China. If the Company obtains these rights, such crude trading has the potential of providing significant revenue to the Company.
     Other Energy Ventures
     The Company is currently negotiating an onshore oil production venture with MI Energy, a private oil and gas company in China that is currently producing more than $300 million in onshore China production.

The Company has signed preliminary documentation to consider the acquisition of an interest in the Jilin oilfield where there are over 30 currently producing wells and a plan to drill an additional 40 wells over the next 18 months. In addition, the Company is also discussing with PetroChina, the publicly-traded arm of China National Petroleum Company and one of the national oil companies in China, enhanced oil recovery ventures and natural gas producing ventures. If completed, these projects would complement our strategy of including early production, low risk opportunities in a balanced portfolio. The Company is also considering another onshore production opportunity acquisition, which currently generates over $10 million in net income.
Competitive Business Conditions and the Company’s Competitive Position
     The Company will be competing with large international oil companies and smaller oil companies that target opportunities in markets similar to the Company’s. Many of these companies have far greater economic, political and material resources at their disposal to engage in activities competitive with the Company’s activities. The Company’s executive team is aware of this competitive environment, and has endeavored to position the Company to take advantage of its strengths, which the Company believes include its ability to move quickly, its knowledge and access to significant energy executives and energy project deal-flow in the Asian marketplace, its ability to capitalize on relatively small opportunities which are bypassed by its large competitors, its ability to focus on economically efficient operations that may yield the best returns, and its experience in developing enhanced oil recovery projects — a problem that is plaguing the China energy industry. See “RISK RELATED TO OUR INDUSTRY – The market in which we plan to operate is highly competitive and the Company may not be able to compete successfully against its current and future competitors.”
Regulation
     China’s oil and gas industry is subject to extensive regulation by the People’s Republic of China government with respect to a number of aspects of exploration, production, transmission and marketing of crude oil and natural gas as well as production, transportation and marketing of refined products and chemical products. The following is a list of the primary Chinese central government authorities that exercise control over various aspects of China’s oil and gas industry:
•	The Ministry of Land and Resources has the authority for granting, examining and approving oil and gas exploration and production licenses, the administration of registration and the transfer of exploration and production licenses.

•	The Ministry of Commerce, which was established in March 2003 to consolidate the authorities and functions of the former State Economic and Trade Commission and the former Ministry of Foreign Trade and Economic Cooperation. Its responsibilities include:
o	setting the import and export volume quotas for crude oil and refined products according to the overall supply and demand for crude oil and refined products in China as well as the WTO requirements for China;

o	issuing import and export licenses for crude oil and refined products to oil and gas companies that have obtained import and export quotas; and

o	examining and approving production sharing contracts and Sino-foreign equity and cooperative joint venture contracts.
•	The National Development and Reform Commission, which was established in March 2003 to consolidate the authorities and functions of the former State Development Planning Commission and the former State Economic and Trade Commission. Its responsibilities include:

o	wielding industry administration and policy coordination authority over China’s oil and gas industry;

o	determining mandatory minimum volumes and applicable prices of natural gas to be supplied to certain fertilizer producers;

o	publishing guidance prices for natural gas and retail median guidance prices for certain refined products, including gasoline and diesel;

o	approving significant petroleum, natural gas, oil refinery and chemical projects set forth under the Catalogues of Investment Projects Approved by the Central Government; and

o	approving Sino-foreign equity and cooperative projects exceeding certain capital amounts.
Environmental Matters
     China has adopted extensive environmental laws and regulations that affect the operation of its oil and gas industry. There are national and local standards applicable to emissions control, discharges to surface and subsurface water, and the generation, handling, storage, transportation, treatment and disposal of waste materials.
     The environmental regulations require a company to register or file an environmental impact report with the relevant environmental bureau for approval before it undertakes any construction of a new production facility or any major expansion or renovation of an existing production facility. A new, expanded or renovated facility will not be permitted to operate unless the relevant environmental bureau has inspected it and is satisfied that all necessary equipment has been installed as required by applicable environmental protection requirements. A company that wishes to discharge pollutants, whether it is in the form of emission, water or materials, must submit a pollutant discharge declaration statement detailing the amount, type, location and method of treatment. After reviewing the pollutant discharge declaration, the relevant environmental bureau will determine the amount of discharge allowable under the law and will issue a pollutant discharge license for that amount of discharge subject to the payment of discharge fees. If a company discharges more than is permitted in the pollutant discharge license, the relevant environmental bureau can fine the company up to several times the discharge fees payable by the offending company for its allowable discharge, or require that the offending company cease operations until the problem is remediated.
     See “RISK RELATED TO INTERNATIONAL OPERATIONS – Compliance and enforcement of environmental laws and regulations may cause the Company to incur significant expenditures and require resources which it may not have.”
Employees and Contractors
     The Company currently has 9 full-time employees and 8 part-time contractors/employees employed as follows:

		Part-Time
		Contractors/
	Employees	Employees
Administration	8	1
Research and Development/Technical Support	1	6
Marketing and Sales	0	1

Risk Factors
     The Company’s operations and its securities are subject to a number of risks, including those described below. If any of the following risks actually occur, the business, financial condition or operating results of the Company and the trading price or value of its securities could be materially adversely affected.
Risk Related to Our Business
Our limited operating history makes it difficult to predict future results.
     The Company’s limited operating history makes it difficult to evaluate its current business and prospects or to accurately predict its future revenue or results of operations. The Company’s revenue and income potential are unproven, and its business model is constantly evolving. Because the energy industry is constantly changing, the Company may need to modify its business model to adapt to these changes. Companies in early stages of development, particularly companies in new and rapidly evolving energy industry segments, are generally more vulnerable to risks, uncertainties, expenses and difficulties than more established companies.
The Company’s ability to diversify risks depends upon its ability to raise capital and the availability of suitable prospects.
     The Company’s business strategy includes spreading the risk of oil and natural gas exploration, development and drilling, and ownership of interests in oil and natural gas properties, by participating in multiple projects and joint ventures, in particular with major Chinese government-owned oil and gas companies as joint venture partners. If the Company is unable to secure sufficient attractive projects as a result of its inability to raise sufficient capital or otherwise, the average quality of the projects and joint venture opportunities may decline and the risk of the Company’s overall operations could increase.
The loss of key employees could adversely affect the Company’s ability to operate.
     The Company believes that its success depends on the continued service of its key employees, as well as the Company’s ability to hire additional key employees, when and as needed. Although the Company is a party to employment agreements with Frank C. Ingriselli, its President and Chief Executive Officer, and Stephen F. Groth, its Vice President and Chief Financial Officer, both executives have the right to terminate their respective employment at any time without penalty. The Company does have a $3 million key-man life insurance policy covering its President and Chief Executive Officer, but does not have key-man life insurance policies covering any of its other executive officers or key employees, and does not plan to obtain such coverage in the near future.
     The unexpected loss of the services of one or more of these executives, and the ability to find suitable replacements within a reasonable period of time thereafter, could have a material adverse effect on the economic condition and results of operations of the Company.
The Company will require substantial funds and will need to raise additional capital in the future.
     Although the Company intends to finance a portion of its working capital and capital expenditure requirements with cash it expects to generate from operations, the Company will nonetheless need to raise substantial additional funds to fully fund its existing operations and for development, production, trading and expansion of its business. On June 30, 2007, the Company had positive working capital of approximately $17.6 million (including $2.5 million in cash and cash equivalents) (unaudited). The Company has no current arrangements with respect to sources of additional financing and any needed additional financing may not be available on commercially reasonable terms, or at all. The inability to obtain additional financing, when needed, would have a negative effect on the Company, including possibly requiring it to curtail or cease operations. If any future financing involves the sale of the Company’s equity securities, the shares of Common and Preferred Stock held by its stockholders could be substantially diluted. If the Company borrows money or issues debt securities, it will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that it may not be able to pay principal and interest on the indebtedness when due.
     Insufficient funds will prevent the Company from implementing its business plan and will require it to delay, scale back, or eliminate certain of its programs or to license to third parties rights to commercialize rights in fields that it would otherwise seek to develop itself.
The Company’s ability to finance its business activities will require it to generate substantial cash flow from operations.
     The Company’s business activities require substantial capital. It is the Company’s expectation that once its initial business ventures begin to generate revenues, it will be able to finance a portion of its working capital and capital expenditure requirements with cash flow from operations. Future cash flows will be subject to a number of variables, such as:
•	the level of production of existing wells;

•	prices of oil and natural gas;

•	the success and timing of development of proved undeveloped reserves;

•	cost overruns;

•	remedial work to improve a well’s producing capability;

•	direct costs and general and administrative expenses of operations;

•	reserves, including a reserve for the estimated costs of eventually plugging and abandoning the wells;

•	indemnification obligations of the Company for losses or liabilities incurred in connection with the Company’s activities; and

•	general economic, financial, competitive, legislative, regulatory and other factors beyond the Company’s control.
     The Company cannot be sure that its business will ever generate or continue to generate cash flow at sufficient levels. If the Company’s revenues were to decrease due to lower oil and natural gas prices, decreased production or other factors, and if it cannot obtain capital through reasonable financing arrangements, such as a credit line, or otherwise, its ability to execute its business plan could be limited.
The Company has only two definitive contracts in place, both of which are for the exploration, development and drilling of oil wells in Inner Mongolia.
     While the Company’s management team has engaged in various negotiations relating to potential energy ventures in Asia and the Pacific Rim countries, the only definitive contracts that have been secured, to date, are the Contract for Cooperation and Joint Development with Chifeng Zhongtong Oil and Natural Gas Co. covering an oil field in Inner Mongolia and an Agreement for Joint Cooperation dated November 30, 2006 with China United Coalbed Methane Co., Ltd. related to coal bed methane production. The Company has not entered into definitive agreements with respect to any other ventures that it is currently pursuing, and the Company’s ability to secure one or more of these additional ventures is subject to, among other things, (i) the amount of capital the Company raises in the future; (ii) the availability of land for exploration and development in the geographical regions in which the Company’s business is focused; (iii) the nature and number of competitive offers for the same projects on which the Company is bidding; and (iv) approval by government and industry officials. No assurance can be given that the Company will be successful in executing definitive agreements in connection with these or any other ventures, or otherwise be able to secure any additional ventures it pursues in the future. Failure of the Company to secure one or more of these additional business opportunities would have a material adverse effect on the Company’s business and results of operations, and would, in all likelihood, result in the cessation of the Company’s business operations.
The Company’s business will involve many operating risks that can cause substantial losses.
     The Company expects to produce, transport and market potentially toxic materials, and purchase, handle and dispose of other potentially toxic materials in the course of its business. The Company’s operations will produce byproducts, which may be considered pollutants. Any of these activities could result in liability, either as a result of an accidental, unlawful discharge or as a result of new findings on the effects the Company’s operations on human health or the environment. Additionally, the Company’s oil and gas operations may also involve one or more of the following risks:
•	fires;

•	explosions;

•	blow-outs;

•	uncontrollable flows of oil, gas, formation water or drilling fluids;

•	natural disasters;

•	pipe or cement failures;

•	casing collapses;

•	embedded oilfield drilling and service tools;

•	abnormally pressured formations;

•	damages caused by vandalism and terrorist acts; and

•	environmental hazards such as oil spills, natural gas leaks, pipeline ruptures and discharges of toxic gases.
     In the event that any of the foregoing events occur, the Company could incur substantial losses as a result of (i) injury or loss of life; (ii) severe damage or destruction of property, natural resources or equipment; (iii) pollution and other environmental damage; (iv) investigatory and clean-up responsibilities; (v) regulatory investigation and penalties; (vi) suspension of its operations; or (vii) repairs to resume operations. If the Company experiences any of these problems, its ability to conduct operations could be adversely affected. Additionally, offshore operations are subject to a variety of operating risks, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production.

The Company’s primary operating subsidiaries are development stage companies with little or no operating history and the Company expects to continue to incur losses for a significant period of time.
     The Company’s primary operating subsidiaries, IMPCO and ADS, are recently formed development-stage companies with minimal revenues to date. As of June 30, 2007, the Company had an accumulated deficit of approximately $2,457,966 (unaudited). The Company expects to continue to incur significant expenses relating to its identification of new ventures and investment costs relating to these ventures. Additionally, fixed commitments, including salaries and fees for employees and consultants, rent and other contractual commitments may be substantial and are likely to increase as additional ventures are entered into and personnel are retained. Energy ventures, such as oil well drilling projects, generally require significant periods of time before they produce resources and in turn generate profits. Assuming that the Company is able to execute its plan for several contemplated acquisitions, it anticipates having positive net income in 2009. It expects to have significant requirements for capital expenditures through at least 2011, and expects to be cash flow positive in relation to these projects in 2012 for the first time, at the earliest. There can be no assurance that the Company will ever achieve profitability or, if it does achieve profitability, that it will be able to sustain or increase profitability on a quarterly or annual basis in the future.
The Company will be dependent upon others for the storage and transportation of oil and gas which could significantly reduce its profitability.
     The Company does not own storage or transportation facilities and, therefore, will depend upon third parties to store and transport all of its oil and gas resources. The Company will be subject to price changes and termination provisions in any contracts it may enter into with these third-party service providers. We cannot assure you that we will be able to identify such third parties for any particular project. Even if such sources are initially identified, we cannot assure you that we will be able to identify alternative storage and transportation providers in the event of contract price increases or termination. In the event the Company is unable to find acceptable third-party service providers, it would be required to contract for its own storage facilities and employees to transport the Company’s resources. The Company may not have sufficient capital available to assume these obligations, and its inability to do so could result in the cessation of its business.
We may not be able to manage our anticipated growth.
     The Company expects to significantly expand operations to accommodate additional development projects and other opportunities. This expansion will likely strain our management, operations, systems and financial resources. To manage its recent growth and any future growth of its operations and personnel, the Company must improve and effectively utilize its existing operational, management and financial systems and successfully recruit, hire, train and manage personnel and maintain close coordination among its technical, finance, development and production staffs. The Company will need to hire additional personnel in all areas during the remainder of 2007. In addition, the Company may also need to increase the capacity of its software, hardware and telecommunications systems on short notice, and will need to manage an increasing number of complex relationships with strategic partners and other third parties. The failure to manage this growth could disrupt the Company’s operations and ultimately prevent the Company from generating meaningful revenue.
An interruption in the supply of materials, resources and services we plan to obtain from third party sources could cause a decline in revenue.
     Once it has identified and acquired projects, the Company will need to obtain other materials, resources and services, including, but not limited to, specialized chemicals and specialty muds and drilling fluids, pipe, drill-string, geological and geophysical mapping and interruption services. There may be only a limited number of manufacturers and suppliers of these materials, resources and services. These manufacturers and suppliers may experience difficulty in supplying such materials, resources and services to the Company sufficient to meet its needs or may terminate or fail to renew contracts for supplying these materials, resources or services on terms the Company finds acceptable including, without limitation, acceptable pricing terms. Any significant interruption in the supply of any of these materials, resources or services, or significant increases in the amounts the Company is required to pay for these materials, resources or services, could result in a reduction in the Company’s profitability, or the cessation of its operations, if it is unable to replace any material sources in a reasonable period of time.
The Company does not plan to carry insurance policies in China and will be at risk of incurring personal injury claims for its employees and subcontractors, and incurring loss of business due to theft, accidents or natural disasters.
     The Company does not carry, and does not plan to carry, any policies of insurance to cover any type of risk to its business in China, including, without limitation, the risks discussed above. The Company anticipates that in some ventures, it will be able to share a portion of these uninsured risks with its partners and co-venturers, to the extent that such partners have sufficient financial resources to assume their pro rata portion of any such liabilities; provided, however, that such portioning of liabilities does not assure that the Company will still not be subject to significant risk. In the event that the Company were to incur substantial liabilities with respect to one or more incidents, this could adversely affect its operations and it may not have the necessary capital to pay its portion of such costs and maintain business operations.
The Company intends to manage its business on a decentralized basis, which may restrict implementation of adequate business controls, and may limit its ability to manage its business effectively.
     The Company intends to manage its business on a decentralized basis, allowing its subsidiaries and their management to retain significant responsibility for their day-to-day operations, profitability and growth. As the Company grows, its management may not be able to maintain adequate controls on inter-company disbursements. In addition, the Company’s subsidiaries may be operating with management, sales and support personnel that may be insufficient to support growth in their respective operation without significant central oversight and coordination. If proper overall business controls have not been and are not implemented, a decentralized operating strategy could result in inconsistent operating and financial practices, which could materially and adversely affect the Company’s profitability.
     Because the Company is a holding company, it will be financially dependent on receiving distributions from its subsidiaries and this could prove harmful if such distributions are not made. The ability of the Company’s subsidiaries to pay such distributions is subject to all applicable laws and other restrictions including, but not limited to, commitments in financing arrangements and applicable tax laws. Such laws and restrictions could limit the receipt of distributions, the payment of dividends and restrict the Company’s ability to continue operations.
The Company will incur increased costs as a result of the Mergers, and the acquisition of ADS’s and IMPCO’s businesses, which will affect the profitability and, as a result, the results of operations of the combined entity.
     Prior to the closing of the Mergers, the Company was a “shell company” with nominal operations. As a “shell company,” its SEC reporting requirements were minimal. Following the Mergers, we now expect that full compliance with these SEC rules and regulations will significantly increase the Company’s legal and financial compliance costs and make some activities more time-consuming and costly. The cost to the Company of such compliance could be substantial and could have a material adverse effect on the results of operations of the combined entity.

We may not be able to implement Section 404 of the Sarbanes-Oxley Act on a timely basis.
     The SEC, as directed by Section 404 of the Sarbanes-Oxley Act, adopted rules generally requiring each public company to include a report of management on the company’s internal controls over financial reporting in its annual report on Form 10-KSB that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-KSB for the fiscal year ending December 31, 2007. In addition, commencing with our annual report for the fiscal year ending December 31, 2008 our independent registered accounting firm must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting.
     We have not yet developed a Section 404 implementation plan. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. How companies should be implementing these new requirements including internal control reforms to comply with Section 404’s requirements and how independent auditors will apply these requirements and test companies’ internal controls, is still reasonably uncertain.
     We expect that we will need to hire and/or engage additional personnel and incur incremental costs in order to complete the work required by Section 404. We can not assure you that we will be able to complete a Section 404 plan on a timely basis. Additionally, upon completion of a Section 404 plan, we may not be able to conclude that our internal controls are effective, or in the event that we conclude that our internal controls are effective, our independent accountants may disagree with our assessment and may issue a report that is qualified. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could negatively affect our operating results or cause us to fail to meet our reporting obligations
Risks Related to Our Industry
     Oil and natural gas investments are highly risky.
     The selection of prospects, projects and joint venture opportunities for oil and natural gas exploration, development and drilling is highly speculative. The Company cannot predict whether any prospect, project or joint venture opportunity will produce oil or natural gas in commercial quantities, or at all, nor can the Company predict the amount of time it will take to recover any oil or natural gas it does produce. Drilling activities may be unprofitable, not only as a result of non-productive wells, but from wells that do not produce oil or natural gas in sufficient quantities or quality to return a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, ground water, various clays, lack of porosity and permeability may hinder, restrict or even make production impracticable or impossible.
There can be no assurances that the Company will be successful in finding petroleum sources or developing resources.
     The Company will be operating primarily in the petroleum extractive business; therefore, if it is not successful in finding crude oil and natural gas sources with good prospects for future production, and exploiting such sources, its business will not be profitable and it may be forced to terminate its operations. Exploring and exploiting oil and gas or other sources of energy is a risky business, which risk can only be partially mitigated by technology and experienced personnel. There can be no assurances that the Company or any ventures it acquires or participates in will be successful in finding petroleum or other energy sources; or, if it is successful in doing so, that the Company will be successful in developing such resources and producing quantities that will be sufficient to permit the Company to conduct profitable operations. The Company’s future success will depend in large part on the success of its drilling programs and creating and maintaining an inventory of projects. Creating and maintaining an inventory of projects depends on many factors, including, among other things, obtaining rights to explore, develop and produce hydrocarbons in promising areas, drilling success, ability to bring long lead-time, capital intensive projects to completion on budget and schedule, and efficient and profitable operation of mature properties. The Company’s inability to successfully identify and exploit crude oil and natural gas sources would have a material adverse effect on its business and results of operations and would, in all likelihood, result in the cessation of its business operations.
     In addition to the numerous operating risks described in more detail in this report, exploring and exploitation of energy sources involve the risk that no commercially productive oil or gas reservoirs will be discovered or, if discovered, that the cost or timing of drilling, completing and producing wells will not result in profitable operations. The Company’s drilling operations may be curtailed, delayed or abandoned as a result of a variety of factors, including:
•	adverse weather conditions;

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	inability to comply with governmental requirements;

•	shortages or delays in the availability of drilling rigs and the delivery of equipment; and

•	shortages or unavailability of qualified labor to complete the drilling programs according to the business plan schedule.
The market in which we plan to operate is highly competitive and the Company may not be able to compete successfully against its current and future competitors.
     Competition in the oil and gas industry is intense, particularly with respect to access to drilling rigs and other services, the acquisition of properties and the hiring and retention of technical personnel. The Company expects competition in the market to remain intense because of the increasing global demand for energy, and that competition will increase significantly as new companies enter the market and current competitors continue to seek new sources of energy and leverage existing sources. Recently, higher commodity prices and stiff competition for acquisitions has significantly increased the cost of available properties. Many of the Company’s competitors, including large oil companies, have an established presence in Asia and the Pacific Rim countries and have longer operating histories, significantly greater financial, technical, marketing, development, extraction and other resources and greater name recognition than the Company does. As a result, they may be able to respond more quickly to new or emerging technologies, changes in regulations affecting the industry, newly discovered resources and exploration opportunities, as well as to large swings in oil and natural gas prices. In addition, increased competition could result in lower energy prices, and reduced margins and loss of market share, any of which could harm the Company’s business. Furthermore, increased competition may harm the Company’s ability to secure ventures on terms favorable to it and may lead to higher costs and reduced profitability, which may seriously harm its business.
     The Company will be exposed to the effects of fluctuations in prices.
     Investing and trading in oil and natural gas resources will cause the Company to be subject to all of the normal risks involved in investments in commodities including, without limitation, price volatility, which is historically common in the commodities markets. Within the past 12 months, light crude oil futures have ranged from approximately $50 per barrel to approximately $80 per barrel. The Company believes that these large fluctuations in prices will continue for the foreseeable future. Among the factors that can cause fluctuations are:
•	the domestic and foreign supply of oil and natural gas;

•	the price and availability of alternative fuels;

•	weather conditions;

•	the level of consumer demand;

•	global economic conditions;

•	political conditions in oil and gas producing regions; and

•	government regulations.
     With respect to ventures in the People’s Republic of China, the prices the Company will receive for oil and gas, in connection with any of its production ventures, will likely be regulated and set by the government. As a result, these prices may be well below the market price established in world markets. Therefore, the Company may be subject to arbitrary changes in prices that may adversely affect its ability to operate profitably.
If the Company does not hedge its exposure to reductions in oil and gas prices, it may be subject to significant reductions in prices; alternatively, even if the company uses oil and gas price hedging contracts, which involve credit risk and may limit future revenues from price increases, it still may have significant fluctuations in its net income and cash flows to the extent that there is not 100% correlation between the changes in value of the hedging contract and the changes in value of the hedged volumes.
     In the event that the Company chooses not to hedge its exposure to reductions in oil and gas prices by purchasing futures and by using other hedging strategies, it may be subject to significant reduction in prices which could have a material negative impact on its profitability. Alternatively, the Company may elect to use hedging transactions with respect to a portion of its oil and gas production to achieve more predictable cash flow and to reduce its exposure to price fluctuations. While the use of hedging transactions limits the downside risk of price declines, their use also may limit future revenues from price increases. They may also expose the Company to adverse changes in basis risk, the relationship between the price of the specific oil or gas being hedged and the price of the commodity underlying the futures contracts or other instruments used in the hedging transaction. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations.
The Company may be required to take non-cash asset write-downs if oil and natural gas prices decline.
     Under accounting rules, the Company may be required to write down the carrying value of oil and natural gas properties if oil and natural gas prices decline or if there are substantial downward adjustments to its estimated proved reserves, increases in its estimates of development costs or deterioration in its exploration results. Accounting standard FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires the Company to review its long-lived assets for possible impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable over time. In such cases, if the asset’s estimated undiscounted future cash flows are less than its carrying amount, impairment exists. The impairment write-down, which would equal the excess of the carrying amount off the assets being written down over their fair value, could have a negative impact on the Company’s earnings.

Risks Related to International Operations
The Company’s international operations will subject it to certain risks inherent in conducting business operations in foreign countries, including political instability and foreign government regulation.
     The Company’s international operations are subject to risks generally associated with conducting businesses in foreign countries, such as:
•	foreign laws and regulations that may be materially different from those of the United States;

•	changes in applicable laws and regulations;

•	challenges to or failure of title;

•	labor and political unrest;

•	foreign currency fluctuations;

•	changes in foreign economic and political conditions;

•	export and import restrictions;

•	tariffs, customs, duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	longer time periods in collecting revenues;

•	difficulties in collecting accounts receivable and enforcing agreements;

•	possible loss of properties due to nationalization or expropriation; and

•	limitations on repatriation of income or capital.
Specifically, foreign governments may enact and enforce laws and regulations requiring increased ownership by businesses and/or state agencies in energy producing businesses and the facilities used by these businesses, which could adversely affect the Company’s ownership interests in then existing ventures. The Company believes that its ownership structure is in substantial compliance with Chinese ownership requirements and is sufficient to enable the Company to obtain necessary government approvals. There can be no assurance, however, that such structure will be adequate to accomplish the Company’s business objectives in China or in any other foreign jurisdiction where the Company may operate. Foreign governments also may impose additional taxes and/or royalties on our business, which would adversely affect the Company’s profitability. In certain locations, governments have imposed restrictions, controls and taxes, and in others, political conditions have existed that may threaten the safety of employees and the Company’s continued presence in those countries. Internal unrest, acts of violence or strained relations between a foreign government and the Company or other governments may adversely affect its operations. These developments may, at times, significantly affect the Company’s results of operations, and must be carefully considered by its management when evaluating the level of current and future activity in such countries.

Compliance and enforcement of environmental laws and regulations may cause the Company to incur significant expenditures and require resources, which it may not have.
     Extensive national, regional and local environmental laws and regulations in China and other Pacific Rim countries are expected to have a significant impact on the Company’s operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, which provide for user fees, penalties and other liabilities for the violation of these standards. As new environmental laws and regulations are enacted and existing laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance with applicable local laws in the future could require significant expenditures, which may adversely effect the Company’s operations. The enactment of any such laws, rules or regulations in the future may have a negative impact on the Company’s projected growth, which could in turn decrease its projected revenues or increase its cost of doing business.
The political uncertainty in China makes it difficult to develop any long range business planning.
     China has just recently opened its doors to foreign businesses and private ownership of companies and businesses within China. There is no guarantee that China will continue these progressive reforms or that they will maintain the ones they have currently. Any change in the political climate in this region may make it more difficult for the Company to enter into new ventures, and possibly to maintain their existing ventures, in that region.
A foreign government could change its policies toward private enterprise or even nationalize or expropriate private enterprises, which could result in the total loss of the Company’s investment in that country.
     The Company’s business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China or in any other foreign jurisdiction in which it operates. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to the Company’s detriment from time to time with little, if any, prior notice.
     Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on the Company’s business. Nationalization or expropriation could even result in the total loss of the Company’s investment and in the total loss of your investment in the Company.
Fluctuations in exchange rates could adversely affect the Company’s results of operations and financial condition.
     Although the Company uses the United States Dollar for financial reporting purposes, many of the transactions that will be affected by its subsidiaries will be denominated in the Chinese currency Renminbi, or “RMB.” As described above, until recently China did not allow its currency to float in the open market. This policy change resulted in an immediate increase in the exchange ratios of the Renminbi against the U.S. Dollar.
     The Company expects that its subsidiaries will conduct substantially all of their business in China, and their financial performance and condition will be measured in terms of RMB. It is difficult to assess whether a devaluation or revaluation (upwards valuation) of the RMB against the U.S. Dollar would have an adverse effect on the Company’s financial performance and asset values when measured in terms of U.S. Dollars. An increase in the RMB would raise the Company’s costs incurred in RMB; however, it is not clear whether the underlying cause of the revaluation would also cause an increase in the Company’s price received for oil or gas which would have the opposite effect of increasing our margins and improving our financial performance.
     Under current policies, dividends payable in RMB, as well as trade and service-related foreign exchange transactions, can be readily converted to U.S. Dollars and other foreign currencies. However, payments related to transaction of capital, such as direct capital investments in Chinese companies by foreign investors, are still subject to further government approval before they can be converted into RMB.
     Currently, there are few means and/or financial tools available in the open market for the Company to hedge its exchange risk against any possible revaluation or devaluation of RMB. Because the Company does not currently intend to engage in hedging activities to protect against foreign currency risks, future movements in the exchange rate of the RMB could have an adverse effect on its results of operations and financial condition.
If relations between the United States and China were to deteriorate, investors might be unwilling to hold or buy the Company’s stock and its stock price may decrease.
     At various times during recent years, the United States and China have had significant disagreements over political, economic and security issues. Controversies may arise in the future between these two countries. Any political or trade controversies between these two countries, whether or not directly related to our business, could adversely effect the market price of the Company’s Common Stock.
If the United States imposes trade sanctions on China due to its current currency policies, the Company’s operations could be materially and adversely affected.
     Over the past few years, China has “pegged” its currency to the United States Dollar. This means that each unit of Chinese currency has had a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like many other countries’ currencies. This policy has been under review by policy makers in the United States. Trade groups in the United States have blamed the cheap value of the Chinese currency for causing job losses in American factories, giving exporters an unfair advantage and making its imports expensive. Congress has been considering the enactment of legislation, with the view of imposing new tariffs on Chinese imports. Following increasing pressure for China to change its currency policies, in 2005, the People’s Bank of China announced its decision to strengthen the exchange rate of the Chinese currency to the U.S. Dollar, revaluing the Chinese currency by 2.1% and to introduce a “managed floating exchange rate regime.” Since that time, the exchange rate of the Chinese currency has been allowed to float against a basket of currencies, although the daily trading price of the U.S. Dollar against the Chinese currency in the interbank foreign exchange market can float only within a small range.
     It is difficult to anticipate the reaction of the United States Congress to this reform. If Congress deems that China is still gaining a trade advantage from its exchange currency policy, and an additional tariff is imposed, it is possible that China-based companies will no longer maintain significant price advantages over U.S. and other foreign companies on their goods and services, and that the rapid growth of China’s economy could slow as a result. If the United States or other countries enact laws to penalize China for its currency policies, the Company’s business could be materially and adversely affected.
A lack of adequate remedies and impartiality under the Chinese legal system may adversely impact the Company’s ability to do business and to enforce the agreements to which it is a party.
     The Company anticipates that it will be entering into numerous agreements governed by Chinese law. The Company’s business would be materially and adversely affected if these agreements are not enforced. In the event of a dispute, enforcement of these agreements in China could be extremely difficult. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have little precedential value. The Chinese government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the government’s experience in implementing, interpreting and enforcing these recently enacted laws and regulations is limited, and the Company’s ability to enforce commercial claims or to resolve commercial disputes is uncertain. Furthermore, enforcement of the laws and regulations may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. These uncertainties could limit the protections that are available to the Company.
The Company’s stockholders may not be able to enforce United States civil liabilities claims.
     Many of the Company’s assets are expected to be located outside the United States and held through one or more wholly-owned subsidiaries incorporated under the laws of foreign jurisdictions, including Hong Kong and China. The Company’s operations are expected to be conducted in China and other Pacific Rim countries. In addition, some of the Company’s directors and officers, including directors and officers of its subsidiaries, may be residents of countries other than the United States. All or a substantial portion of the assets of these persons may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of China and other Pacific Rim countries would recognize or enforce judgments of United States courts obtained against the Company or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in these countries against the Company or such persons predicated upon the securities laws of the United States or any state thereof.
Risks Related to Our Stock
The market price of our stock may be adversely affected by market volatility.
     The market prices of securities of energy companies are extremely volatile and sometimes reach unsustainable levels that bear no relationship to the past or present operating performance of such companies.
     Factors that may contribute to the volatility of the trading price of our Common Stock include, among others:
•	the Company’s quarterly results of operations;

•	the variance between the Company’s actual quarterly results of operations and predictions by stock analysts;

•	financial predictions and recommendations by stock analysts concerning energy companies and companies competing in the Company’s market in general, and concerning the Company in particular;

•	public announcements of regulatory changes or new ventures relating to the Company’s business, new products or services by the Company or its competitors, or acquisitions, joint ventures or strategic alliances by the Company or its competitors;

•	public reports concerning the Company’s services or those of its competitors;

•	the operating and stock price performance of other companies that investors or stock analysts may deem comparable to the Company;

•	large purchases or sales of the Company’s Common Stock;

•	investor perception of the Company’s business prospects or the oil and gas industry in general; and

•	general economic and financial conditions.
     In addition to the foregoing factors, the trading prices for equity securities in the stock market in general, and of energy-related companies in particular, have been subject to wide fluctuations that may be unrelated to the operating performance of the particular company affected by such fluctuations. Consequently, broad market fluctuations may have an adverse effect on the trading price of the Common Stock, regardless of the Company’s results of operations.
The limited market for our Common Stock may adversely affect trading prices or the ability of a shareholder to sell our shares in the public market.
     Although our Common Stock is quoted on the Pink Sheets, there is only a limited market for the Common Stock, and there can be no assurance that this market will be maintained or broadened. The market price for shares of Common Stock is likely to be very volatile, and numerous factors beyond the Company’s control may have a significant effect.
It may be more difficult to effect transactions in the Company’s Common Stock if the Company’s Common Stock is not traded on the Over-the-Counter Bulletin Board or a securities exchange such as the AMEX and it would be difficult to effect transactions in the Company’s Common Stock if it continues trading exclusively on the so-called “Pink Sheets.”
     Although the Company intends to list its shares of Common Stock for trading on a securities exchange such as the OTC or the AMEX as soon as reasonably possible in order to provide for a more significant trading market for the Company’s Common Stock, there are certain minimum stockholder, financial and other requirements that the Company must meet in order to be eligible for such listing. The Company cannot assure you that the Company’s Common Stock will become eligible for listing on an exchange such as the AMEX or the OTC, in the near future, or ever. Failure to have the Company’s Common Stock listed on an exchange such as the AMEX would result in a limited trading market for the Company’s Common Stock.
     Substantial sales of our Common Stock could cause our stock price to fall.
     As of June 30, 2007, the Company had outstanding 39,931,106 shares of Common Stock of which 39,462,984 shares were “restricted securities” (as that term is defined under Rule 144 promulgated under the Securities Act of 1933 (“Rule 144”)). Substantially all of these restricted securities are eligible for sale under Rule 144 as currently in effect at various times commencing on or about May 7, 2008 (or sooner, if certain revisions to Rule 144 proposed by the SEC are adopted). The Company has entered into registration rights agreement with shareholders covering 23,708,952 of such restricted securities. These registration rights agreements provide that if the Company either (x) becomes a publicly reporting company under the Exchange Act (for avoidance of doubt, a Pink Sheet listed company does not qualify as a publicly reporting company under the Exchange Act) and successfully lists its shares for trading on a national securities exchange (the “Listing Date”), or (y) completes an initial public offering of its securities pursuant to a registration statement under the Securities Act prior to May 7, 2008 (the “IPO Date”), then the Company shall be required to use commercially reasonable efforts to prepare and file a registration statement under the Securities Act covering the resale of all the Registrable Securities (as defined in the registration rights agreements) within 60 days following the Listing Date or the IPO Date, as applicable, and to use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 210 days after the Listing Date or the IPO Date, as applicable. In addition, the registration rights agreements entitle the holders to demand two registrations of their securities after the Company has effected a registered public offering of its Common Stock and unlimited number of piggy-back registrations (subject to the right of any underwriters in the public offering to reduce the number of such shares that can be included in the registrations). No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company’s ability to raise capital through the sale of its equity securities.
The Company’s issuance of Preferred Stock could adversely affect the value of the Company’s Common Stock.
     The Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of up to 50,000,000 shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”). Of this amount, 23,708,952 shares have been issued and subsequently converted into Common Stock. These shares may not be reissued. The authorized but unissued Preferred Stock constitutes what is commonly referred to as “blank check” Preferred Stock. This type of Preferred Stock may be issued by the Board of Directors from time to time on any number of occasions, without stockholder approval, as one or more separate series of shares comprised of any number of the authorized but unissued shares of Preferred Stock, designated by resolution of the Board of Directors, stating the name and number of shares of each series and setting forth separately for such series the relative rights, privileges and preferences thereof, including, if any, the: (i) rate of dividends payable thereon; (ii) price, terms and conditions of redemption; (iii) voluntary and involuntary liquidation preferences; (iv) provisions of a sinking fund for redemption or repurchase; (v) terms of conversion to common stock, including conversion price; and (vi) voting rights. The designation of such shares could be dilutive of the interest of the holders of our common stock. The ability to issue such Preferred Stock could also give the Company’s Board of Directors the ability to hinder or discourage any attempt to gain control of the Company by a merger, tender offer at a control premium price, proxy contest or otherwise.
The Common Stock may be deemed “penny stock” and therefore subject to special requirements.
     The Company’s Common Stock may be deemed to be a “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a “recognized” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets of less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.
     Section 15(g) of the Securities Exchange Act of 1934, and Rule 15g-2 promulgated under the Securities Exchange Act of 1934, require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Moreover, Rule 15g-9 promulgated under the Securities Exchange Act of 1934 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Common Stock to resell their shares to third parties or to otherwise dispose of them.

Our executive officers, directors and major stockholders hold a substantial amount of our Common Stock and may be able to prevent other stockholders from influencing significant corporate decisions.
     As of June 30, 2007, the executive officers, directors and holders of 5% or more of the outstanding Common Stock together beneficially owned approximately 45.06% of the outstanding Common Stock. These stockholders, if they were to act together, would likely be able to significantly influence all matters requiring approval by stockholders, including the election of Directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders.
ITEM 2. Plan of Operation
     The following plan of operation should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment by our management.
     As explained in Item 1. – Description of Business – Organization, the present PAP, the Company, resulted from mergers which included the merger of IMPCO into PAP. Under applicable accounting standards, IMPCO was defined as the acquiring company. Accordingly, the reportable results of operations for the Company through the merger date of May 7, 2007 are comprised only of the historical results of the former IMPCO. Therefore, for purposes of financial reporting, the inception of the Company is reflected as August 25, 2005, the inception date of IMPCO. The cumulative net losses of the Company from inception through June 30, 2007 are $2,457,966. Our losses have resulted primarily from general and administrative expenditures associated with developing a new enterprise, consulting, legal and accounting expenses. From inception through June 30, 2007, we have not generated any significant revenues from operations.
     The following describes in general terms the Company’s plan of operation and development strategy for the twelve-month period ending June 30, 2008 (the “Next Year”). During the Next Year, the primary focus of the Company will be to (i) continue its drilling activities under its agreement with Chifeng Zhongtong Oil and Natural Gas Co., (ii) begin operations on its highly prospective Zijinshan CBM contract area, and (iii) successfully acquire additional CBM and natural gas sand opportunities. In addition, the Company plans to develop additional onshore producing and enhanced oil production opportunities in China with its potential partners MI Energy and PetroChina. The Company also plans to assess joint development opportunities with its alliance partner, SINOGEO.
     During the Next Year, the Company plans to focus its efforts on drilling activities under its agreement with the Chifeng Zhongtong Oil and Natural Gas Co. and commencing operations on its highly prospective Zijinshan CBM contract area, as well as developing additional enhanced oil production opportunities in China with its potential partners MI Energy and PetroChina. In addition to these opportunities, the Company plans to continue to aggressively identify other high-growth value opportunities in the energy sectors in China and the Pacific Rim, particularly with respect to oil and gas exploration, development, production, refining and trading. Since we are a development stage company, we are limited in our ability to grow by the availability of capital for our businesses and each project. The Company’s ability to successfully consummate any of its projects, including the projects described above, is contingent upon the making any required deposits, obtaining the necessary governmental approvals and executing binding agreements to obtain the rights we desire within limited timeframes. Some potential acquisitions (as described in ”Liquidity and Capital Resources” below) would require us to raise additional capital. As a result, we are not able at this time to assure stockholders that any project, including those identified in this report, will ultimately be entered into or be successful. However, if the Company fails to enter into any planned project, it plans to continue to seek to identify other opportunities to deploy its capital appropriately.
     The Company plans to re-invest the proceeds from its successful ventures into new opportunities and to further exploit existing opportunities, and the Company does not intend to distribute its profits, if any, for the foreseeable future.
     The Company has assembled a management team with many years of global experience in the fields of international business development, petroleum engineering, geology, petroleum field development and production, petroleum operations and finance. Several members of the team developed and ran what we believe were some of the most successful energy ventures that were commercialized at Texaco. The Company believes that its management team is uniquely qualified to identify, acquire and exploit energy resources throughout Asia and the Pacific Rim countries.
     Members of the Company’s management team previously held responsibilities in similar oil and gas development and screening roles at Texaco and will seek to utilize their global contacts in Asia to provide us with access to a variety of energy projects which we plan to effectively and efficiently screen to select opportunities which we believe will offer us high potential returns. Among the strategies that we plan to use are:
•	Focusing on profitable investments that play to the Company’s expertise;

•	Leveraging our productive asset base and capabilities to develop value;

•	Actively managing our assets and on-going operations while attempting to limit capital exposure;

•	Enlisting external resources and talent as necessary to operate/manage our properties during peak operations; and

•	Implementing an exit strategy with respect to each investment and project with a view to maximizing asset values and returns.
Product Research and Development
     The Company has not engaged in any product research or development and does not anticipate engaging in product research or development during the next twelve months.
Liquidity and Capital Resources
     The Company has sufficient funds to fund all of its current efforts for the next 12 months. As of June 30, 2007 the Company had net working capital of $17,585,607. It had cash, cash equivalents and short-term investments totaling $17,718,462. For the six months ended June 30, 2007 it incurred a net loss of $1,320,235. As a result of our operating losses from our inception through June 30, 2007, we generated a cash flow deficit of $1,781,895 from operating activities during this period. Cash flows used in investing activities was $15,443,426 during the period August 25, 2005 through June 30, 2007, comprised of the purchase of $15,225,000 of marketable securities and the acquisition of $218,426 of property and equipment. We met our cash requirements during this period through net proceeds of $19,701,605 from the private placement of restricted equity securities.
     Our available working capital and capital requirements will depend upon numerous factors, including progress of our exploration and development programs, market developments and the status of our competitors. Our continued operations will depend on whether we are able to raise additional funds through various potential sources, such as equity and debt financing and strategic alliances. Such additional funds may not become available on acceptable terms, if at all, and there can be no assurance that any additional funding that we do obtain will be sufficient to meet our needs in the long term. Through June 30, 2007, virtually all of our financing has been through private placements of equity instruments.
     We intend to continue to fund operations from cash on-hand and through the similar sources of capital previously described for the foreseeable future. We can give no assurances that any additional capital that we are able to obtain will be sufficient to meet our needs. We believe that we will continue to incur net losses and negative cash flows from operating activities for the next 1-2 years. Based on the resources available to us on June 30, 2007, we can sustain at the present burn rate for more than one year. We may need additional equity or debt financing to expand our operations through 2008 and we may need additional financing thereafter.
     By adjusting our operations and development to the level of capitalization, we believe we have sufficient capital resources to meet projected cash flow deficits. However, if during that period or thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.
     To the extent the Company acquires additional CBM, tight gas sand and other energy-related rights consistent with its business plan, the Company may need to raise additional funds for such projects. The CBM and tight gas sand acquisition opportunities that the Company is pursuing would require significant additional capital. The Company is actively pursuing financing for these acquisitions.
Employees
     We currently have 9 full time employees and 8 part-time employees/contractors. In order for us to attract and retain quality personnel, we anticipate we will have to offer competitive salaries to future employees. During the next year, the Company plans to hire additional senior management employees in the areas of corporate development, petroleum engineering, geological and geophysical sciences and accounting, as well as additional technical, operations, and administrative staff as required to expand its expansion efforts, and to maintain focus on its then existing and new projects. The number and skill sets of individual employees will be primarily dependent on the relative rates of growth of the Company’s different projects, and the extent to which operations and development are executed internally or contracted to outside parties. Subject to the availability of sufficient working capital and assuming initiation of additional projects, the Company currently plans to increase staffing to over twenty (20) people during the Next Year, although there can be no assurance that such hiring will take place or will be adequate to execute the Company’s growth plans. As we continue to expand, we will incur additional cost for personnel.
Acquisition of Plant and Equipment and Other Assets
     We do not anticipate the sale of any material property, plant or equipment during the next 12 months. We anticipate the acquisition of material property, plant and equipment during the next 12 months, but are unable to state with any precision the capital requirements.
     We believe that, based on the information currently available to us, the following opportunities can be funded with our existing working capital for the next 12 months:
•	drilling activities under our agreement with the Chifeng Zhongtong Oil and Natural Gas Co., (estimated cost of $2.5 million)

•	obligatory operations under the Zijinshan CBM contract area (estimated cost of $1.3 million)

•	drilling operations with MI Energy regarding an oilfield in Jilin (estimated cost of $4 million)
     We believe that, based on the information currently available to us, the following opportunities can be funded with our existing working capital for the next 24 months:
•	drilling activities under our agreement with the Chifeng Zhongtong Oil and Natural Gas Co., (estimated cost of $5 million)

•	obligatory operations under the Zijinshan CBM contract area (estimated cost of $2.5 million)

•	drilling operations with MI Energy regarding an oilfield in Jilin (estimated cost of $7 million)
Results of Operations
     The Company is in the development stage and to date has not generated any significant revenues. The risks specifically discussed are not the only factors that could affect future performance and results. This report contains forward-looking statements concerning us, our business and our operations. Such forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements and thus it should not be assumed that silence by our management over time means that actual events or results are occurring as estimated in the forward-looking statements herein.
     In the six months ended June 30, 2007, the Company generated $12,289 in miscellaneous revenues from services. These revenues have been recorded as “Other Income”, were from a single consulting engagement and are not at this point expected to be repeated as the Company is not in the consulting business and has increasing demands placed on its staff in developing its own business enterprise. Even though the Company has earned these nominal revenues, it still considers itself a development stage enterprise as it has been since IMPCO’s inception on August 25, 2005. Accordingly, period to period comparisons are either not applicable or not comparable.
     As a development stage company, we have yet to earn significant revenues from operations. We may experience fluctuations in operating results in future periods due to a variety of factors, including our ability to obtain additional financing in a timely manner and on terms favorable to us, our ability to successfully develop our business model, the amount and timing of operating costs and capital expenditures relating to the expansion of our business, operations and infrastructure and the implementation of marketing programs, key agreements, and strategic alliances, and general economic conditions specific to our industry.
     As a result of limited capital resources and no revenues from operations from the date of IMPCO’s inception on August 25, 2005, the Company has relied on the issuance of equity securities to employees and non-employees in exchange for services. The Company’s management enters into equity compensation agreements with non-employees if it is in the best interest of the Company under terms and conditions consistent with the requirements of Financial Accounting Standard No. 123(R), “Share-Based Compensation.” In order to conserve its limited operating capital resources, the Company anticipates continuing to compensate non-employees with equity compensation for services during the next twelve months. This policy may have a material effect on the Company’s results of operations during the next twelve months.
Revenues
     We have generated no significant revenues from operations since IMPCO’s inception on August 25, 2005. We believe we will begin generating revenues from operations in 2008 from actual operation as the Company transitions from a development stage company to that of an active growth stage company.
Costs and Expenses
     From our inception through June 30, 2007 the Company has not generated any significant revenues and has incurred cumulative losses of $2,457,966. The major components of expenses and their amounts over this period are: consulting fees paid in cash — $883,083; consulting fees paid in equity compensation — $532,917; salaries-$380,711; travel-$255,169; acquisition cost of the merger-$127,706; legal and professional fees-$82,405; and amortization of stock options at fair value-$80,119.

Off-Balance Sheet Arrangements
     The Company does not have any off-balance sheet arrangements.
Inflation
     It is the opinion of the Company that inflation has not had a material effect on its operations.
Critical Accounting Policies and Estimates
     The discussion and analysis of our plan of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect our reported results of operations and the amount of reported assets, liabilities and proved oil and gas reserves. Some accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Actual results may differ from the estimates and assumptions used in the preparation of our consolidated financial statements. Described below are the most significant policies we apply, or intend to apply , in preparing our consolidated financial statements, some of which are subject to alternative treatments under accounting principles generally accepted in the United States of America. We also describe the most significant estimates and assumptions we make in applying these policies.
Oil and Gas Activities
     Accounting for oil and gas activities is subject to special, unique rules. Two generally accepted methods of accounting for oil and gas activities are available — successful efforts and full cost. The most significant differences between these two methods are the treatment of exploration costs and the manner in which the carrying value of oil and gas properties are amortized and evaluated for impairment. The successful efforts method requires exploration costs to be expensed as they are incurred while the full cost method provides for the capitalization of these costs. Both methods generally provide for the periodic amortization of capitalized costs based on proved reserve quantities. Impairment of oil and gas properties under the successful efforts method is based on an evaluation of the carrying value of individual oil and gas properties against their estimated fair value, while impairment under the full cost method requires an evaluation of the carrying value of oil and gas properties included in a cost center against the net present value of future cash flows from the related proved reserves, using period-end prices and costs and a 10% discount rate.
Successful Efforts Method
     We use the successful efforts method of accounting for our oil and gas activities. Under this method, costs of drilling successful wells are capitalized. Costs of drilling exploratory wells not placed into production are charged to expense. Geological and geophysical costs are charged to expense as incurred.
Depreciation, Depletion and Amortization
     The quantities of estimated proved oil and gas reserves will be a significant component of our calculation of depletion expense, and revisions in such estimates may alter the rate of future expense. Holding all other factors constant, if reserves are revised upward, earnings would increase due to lower depletion expense. Likewise, if reserves are revised downward, earnings would decrease due to higher depletion expense.

Future Development and Abandonment Costs
     Future development costs include costs incurred to obtain access to proved reserves such as drilling costs and the installation of production equipment. Future abandonment costs include costs to dismantle and relocate or dispose of our production platforms, gathering systems and related structures and restoration costs of land and seabed. Our operators develop estimates of these costs for each of our properties based upon their geographic location, type of production structure, well depth, currently available procedures and ongoing consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development and future abandonment costs on an annual basis.
     The accounting for future abandonment costs is based upon SFAS No. 143, “Accounting for Asset Retirement Obligations.” This standard requires that a liability for the discounted fair value of an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Holding all other factors constant, if our estimate of future abandonment and development costs is revised upward, earnings would decrease due to higher depreciation, depletion and amortization (DD&A) expense. Likewise, if these estimates are revised downward, earnings would increase due to lower DD&A expense.
Allocation of Purchase Price in Business Combinations
     As part of our business strategy, we actively pursue the acquisition of oil and gas properties. The purchase price in an acquisition is allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, which may occur many months after the announcement date. Therefore, while the consideration to be paid may be fixed, the fair value of the assets acquired and liabilities assumed is subject to change during the period between the announcement date and the acquisition date. Our most significant estimates in our allocation typically relate to the value assigned to future recoverable oil and gas reserves and unproved properties. As the allocation of the purchase price is subject to significant estimates and subjective judgments, the accuracy of this assessment is inherently uncertain.
Revenue Recognition
     We will recognize revenue when crude oil and natural gas quantities are delivered to or collected by the respective purchaser. As of June 30, 2007, we did not have significant sales. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production will be defined in sales contracts and are readily determinable based on certain publicly available indices. All transportation costs will be accounted for as a reduction of oil and natural gas sales revenue.
Recently Issued Accounting Standards Not Yet Adopted
Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), and expands disclosures about fair value measurements. Prior to this Statement, there were different definitions of fair value and limited guidance for applying those definitions in GAAP. This Statement provides the definition to increase consistency and comparability in fair value measurements and for expanded disclosures about fair value measurements. The Statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The Statement clarifies that market participant assumptions include assumptions about risk, i.e. the risk inherent in a particular valuation technique used to measure fair value and/or the risk inherent in the inputs to the valuation technique. The Statement expands disclosures about the use of fair vale to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings for the period. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including the financial statements for an interim period within that fiscal year. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.
The Fair Value Option for Financial Assets and Financial Liabilities. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115”, permitting entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting measurement. The statement applies to all entities, including not-for profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. The Company does not expect adoption of this standard will have a material impact on its financial position, operations or cash flows.
ITEM 3. Description of Properties.
Principal Business Facilities
     The Company has two primary facilities, one located in Hartsdale, New York (the “Hartsdale Facility”), and the other located in Beijing, China (the “Beijing Facility”). The Hartsdale Facility is 1,378 rentable square feet and consists of office space. The Hartsdale Facility is occupied under a lease that commenced on December 1, 2006 and ends on November 30, 2008. Our rental expense for this facility is $3,215.33 per month for the first year and $3,343.92 per month for the second year, in addition to a 5.5% proportionate share of operating expenses of the property. The Beijing Facility is approximately 1,900 square feet and consists of office space. The Beijing Facility is occupied under a lease that commences on August 16, 2007 and ends on August 15, 2009. Our combined rental and management expense for this facility is currently $4,597 per month. The Company believes that its facilities have the capacity to meet its needs for the foreseeable future.
Investment Policies
     The Board of Directors of the Company has approved cash management investment guidelines but does not currently have any policies regarding the acquisition or sale of assets primarily for possible capital gain or for income. The Company does not presently hold any investments or interests in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.
ITEM 4. Security Ownership of Certain Beneficial Owners and Management
     The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of June 30, 2007, by each person who is a director or executive officer of the Company or is known by the Company to own beneficially more than 5% of the Company’s outstanding voting securities:

		(3)
		Amount and
	(2)	Nature of
(1)	Name and Address of	Beneficial	(4)
Title of Class	Beneficial Owner	Ownership[1]	Percent of Class
Common Stock	Larid Q. Cagan 10600 N. De Anza Blvd., Suite 250 Cupertino, CA 95014	4,331,094[2]	10.66%

Common Stock	Frank C. Ingriselli 250 East Hartsdale Ave. Hartsdale, NY 10530	4,032,529[3]	10.06%

Common Stock	Eric A. McAfee 10600 N. De Anza Blvd., Suite 250 Cupertino, CA 95014	3,235,000[4]	8.10%

Common Stock	Linden Growth Partners Master Fund, LP 718 South State Street, Suite 101 Clarks Summit, PA 18411	3,200,000[5]	8.01%

Common Stock	John Liviakis 655 Redwood Road, Suite 395 Mill Valley, CA 94941	2,250,000[6]	5.63%

Common Stock	Jamie Tseng 250 East Hartsdale Ave. Hartsdale, NY 10530	881,495[7]	2.20%

Common Stock	Stephen F. Groth 250 East Hartsdale Ave. Hartsdale, NY 10530	322,560[8]	*

Common Stock	Elizabeth Patience Smith 250 East Hartsdale Ave. Hartsdale, NY 10530	178,947	*

Common Stock	Dale Walter 10600 N. De Anza Blvd., Suite 250 Cupertino, CA 95014	9,600[9]	*

Common Stock	Brian Sherer 10600 N. De Anza Blvd., Suite 250 Cupertino, CA 95014	9,800[10]	*

Common Stock	All Directors and Executive Officers as a Group (7 persons)	9,766,075[11]	23.87%

*	Less than 1%

[1]	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of June 30, 2007, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

[2]	Includes (i) 3,200,000 shares of Company Common Stock owned by Cagan Capital, LLC, a fund owned by Mr. Laird Cagan, a member of the Company’s Board of Directors; (ii) 100,000 shares of Company Common Stock owned by KRC Trust and 100,000 shares of Company Common Stock owned by KQC Trust, trusts for Mr. Cagan’s daughters for which Mr.

Cagan is trustee; (iii) 235,000 of the 470,000 shares of Company Common Stock owned by Cagan McAfee Capital Partners, LLC, of which Mr. Cagan is a 50% owner; and (iv) 696,094 shares of Company Common Stock issuable upon exercise of immediately exercisable warrants issued to Mr. Cagan. Does not include (i) 50% of the Company Common Stock owned by Cagan McAfee Capital Partners, LLC, (ii) 83,354 shares of Company Common Stock issuable upon exercise of immediately exercisable warrants issued to Chadbourn Securities, Inc., a broker-dealer for which Mr. Cagan serves as Managing Director, and (iii) 200,000 shares of Company Common Stock owned by Fifth Avenue Capital, G.P., a general partnership whose partners include certain of Mr. Cagan’s friends and family members. Mr. Cagan disclaims beneficial ownership over such shares.

[3]	Includes (i) 3,896,529 shares of Company Common Stock and (ii) options exercisable on September 29, 2007 for 136,000 shares of Company Common Stock pursuant to an option grant exercisable for an aggregate of 340,000 shares of Common Stock of the Company that vests 40% on September 29, 2007, and 20% on September 29 of each year thereafter. Does not include 50,000 shares of Company Common Stock owned by Brightening Lives Foundation Inc., a charitable foundation run by Mr. Ingriselli. Mr. Ingriselli disclaims beneficial ownership over such shares.

[4]	Includes (i) 2,600,000 shares of Company Common Stock owned by McAfee Capital, LLC, a fund owned by Mr. Eric McAfee and his wife; (ii) 400,000 shares of Company Common Stock owned by P2 Capital, LLC, a fund owned by Mr. McAfee’s wife and children, and (iii) 235,000 of the 470,000 shares of Common Stock owned by Cagan McAfee Capital Partners, LLC, of which Mr. McAfee is a 50% owner. Does not include (i) 50% of the Company Common Stock owned by Cagan McAfee Capital Partners, LLC, and (ii) 200,000 shares of Company Common Stock owned by Park Capital VII, LP, a limited partnership administered by Mr. McAfee’s brother, Adam McAfee, whose limited partners include Mr. McAfee’s friends and family. Mr. McAfee disclaims beneficial ownership over such shares.

[5]	Linden Growth Partners Master Fund, LP, is a Cayman Islands exempted limited partnership whose general partner is Linden Capital Management IV, LLC, a Delaware limited liability company whose President and controlling member is Paul J. Coviello.

[6]	Includes 1,170,000 shares of Common Stock held by Liviakis Financial Communications, Inc. and 1,080,000 shares of Common Stock held by Mr. Liviakis individually. Liviakis Financial Communications, Inc. is the Company’s public relations firm, and John Liviakis is its sole shareholder, President and Chief Executive Officer.

[7]	Includes (i) 799,895 shares of Company Common Stock and (ii) options exercisable on September 29, 2007 for 81,600 shares of Company Common Stock pursuant to an option grant exercisable for an aggregate of 204,000 shares of Common Stock of the Company that vests 40% on September 29, 2007, and 20% on September 29 of each year thereafter.

[8]	Includes (i) 260,000 shares of Company Common Stock and (ii) options exercisable on September 29, 2007 for 62,560 shares of Company Common Stock pursuant to an option grant exercisable for an aggregate of 156,400 shares of Common Stock of the Company that vests 40% on September 29, 2007, and 20% on September 29 of each year thereafter. Excludes (i) 44,737 shares of Company Common Stock owned by Mr. Groth’s adult son, (ii) 44,736 shares of Company Common Stock owned by Mr. Groth’s adult daughter, (iii) 238,947 shares of Company Common Stock owned by Mr. Groth’s brother, and (iv) 413,000 shares of Company Common Stock owned by Mr. Groth’s spouse. Mr. Groth disclaims beneficial ownership over such shares.

[9]	Mr. Walter is a the former Director, Chairman, President and Chief Executive Officer of the Company who resigned from all positions with the Company upon consummation of the Mergers on May 7, 2007.

[10]	Mr. Sherer is a former Director, Secretary and Treasurer of the Company who resigned from all positions with the Company upon consummation of the Mergers on May 7, 2007.

[11]	Includes all shares of Company Common Stock, immediately exercisable warrants to purchase Company Common Stock, and options to purchase Company Common Stock exercisable on September 29, 2007 beneficially owned or held by Messrs. Cagan, Ingriselli, Tseng, Groth, Walter and Sherer and Ms. Elizabeth P. Smith, who are all of the executive officers and directors of the Company.
Changes in Control
     There are no arrangements of which the Company is aware that could result in a change of control of the Company.
ITEM 5. Directors, Executive Officers, Promoters and Control Persons
Directors and Executive Officers
     The directors and executive officers of the Company are as follows:

Name	Age	Position
Frank C. Ingriselli	53	Chief Executive Officer, President, Secretary and Director
Stephen F. Groth	54	Vice President and Chief Financial Officer
Jamie Tseng	53	Executive Vice President
Laird Q. Cagan	49	Director
Elizabeth P. Smith	58	Director
     Frank C. Ingriselli. Mr. Ingriselli, age 53, has over 28 years experience in the energy industry. Mr. Ingriselli began his career at Texaco in 1979 and held management positions in Texaco’s Producing-Eastern Hemisphere Department, Middle East/Far East Division, and Texaco’s International Exploration Company. While at Texaco, Mr. Ingriselli negotiated the first successful foreign oil development investment contract in China in 1983. In 1992, Mr. Ingriselli was named President of Texaco International Operations Inc. and over the next several years directed Texaco’s global initiatives in exploration and development. In 1996, he was appointed President and CEO of the Timan Pechora Company, a Houston, Texas headquartered company owned by affiliates of Texaco, Exxon, Amoco and Norsk Hydro, which was developing the largest international investment in Russia at that time. In 1998, Mr. Ingriselli returned to Texaco’s Executive Department with responsibilities for Texaco’s power and gas operations, merger and acquisition activities, pipeline operations and corporate development. In August 2000, Mr. Ingriselli was appointed President of Texaco Technology Ventures, which was responsible for all of Texaco’s multi-billion dollar global technology initiatives and investments. In 2001, Mr. Ingriselli retired from Texaco after its merger with Chevron, and founded Global Venture Investments LLC (“GVI”), an energy consulting firm owned by Mr. Ingriselli, for which Mr. Ingriselli served as the President and Chief Executive Officer. Mr. Ingriselli is no longer active with GVI. In 2005 Mr. Ingriselli founded IMPCO, and served as the President, Chief Executive Officer and a Manager of IMPCO prior to the Mergers, and has served as the President, Chief Executive Officer, Secretary and a member of the Board of Directors of the Company since May 2007.
     Since 1996, Mr. Ingriselli has sat on the Board of the Electric Drive Transportation Association (where he was also Treasurer), the Angelino Group, and was an officer of several subsidiaries of Energy Conversion Devices Inc., a U.S. public corporation. From 2001 to 2006, he was a Director and Officer of General Energy Technologies Inc., a “technology facilitator” to Chinese industry serving the critical need for advanced energy technology and the growing demand for low cost high quality components, and Eletra Ltd, a Brazilian hybrid electric bus developer. Mr. Ingriselli has recently resigned from all of these positions in order to focus all of his time and effort on the Company. He still sits on the Advisory Board of the Eurasia Foundation, a Washington D.C.-based non-profit that funds programs that build democratic and free market institutions in the new independent states of the former Soviet Union. Since 2006, Mr. Ingriselli has also served on the Board of Directors and as an executive officer of Brightening Lives Foundation Inc., a New York charitable foundation headquartered in San Ramon, California.
     Mr. Ingriselli graduated from Boston University in 1975 with a Bachelor of Science degree in Business Administration. He also earned a Master of Business Administration degree from New York University in both Finance and International Finance in 1977 and a Juris Doctor degree from Fordham University School of Law in 1979.
     Stephen F. Groth. Mr. Groth, age 54, formerly served as the Vice President, Chief Financial Officer and Manager of IMPCO since its formation in August 2005, and has served as the Vice President and Chief Financial Officer of the Company since May 2007. Mr. Groth brings more that 25 years experience in financial analysis, financial modeling, corporate reporting and financial reporting system expertise to the Company. Mr. Groth joined Texaco, Inc. in 1979, and held positions in various financial groups at Texaco, and from 1999 to 2001 held a key position in the corporate executive group at Texaco with the unique responsibility of reviewing all of its investments and divestments (capital expenditures, acquisitions, and divestitures) greater than $10 million. From 2001 until May 2007, Mr. Groth served as Vice President of GVI. In his roles at both Texaco and GVI, Mr. Groth reviewed billions of dollars of transactions, assuring that evaluations were done in accordance with appropriate corporate standards and that the assumptions underlying the economic valuations were valid, and he regularly advised client operating departments on appropriate ways to evaluate investment alternatives, providing support for the company’s negotiation of major acquisitions and divestitures. Mr. Groth received his Bachelor of Arts in Philosophy in 1975 from Fordham University and his MBA in Accounting from New York University in 1977. Before joining Texaco in 1979, he worked as an auditor for Price Waterhouse, and as an internal auditor for American Airlines.
     Jamie Tseng. Mr. Tseng, age 53, formerly served as the Executive Vice President and Manager of IMPCO since its inception in August 2005, and has served as the Company’s Executive Vice President since May 2007. Mr. Tseng brings to the Company more that 25 years of financial management and operations experience in the People’s Republic of China, the Republic of China and the United States. From 2000 to 2006, Mr. Tseng served as Chief Financial Officer of General Energy Technologies Inc., a “technology facilitator” to Chinese industry serving the critical need for advanced energy technology and the growing demand for low cost high quality components. From 1998 to 2000, Mr. Tseng served as Chief Financial Officer of Multa Communications Corporation, a California-based Internet service provider focusing on China. From 1980 until 1998, he held management positions with Collins Company, Hilton International, China Airlines and Tatung Company of America. Mr. Tseng is fluent in Chinese Mandarin. He has a BD degree in Accounting from Soochow University in Taiwan.
     Laird Q. Cagan. Mr. Cagan, age 49, was appointed as the Chief Executive Officer, President and sole Manager of ADS in November 2006, and now serves as a Director of the Company. Mr. Cagan is a co-founder and, since 2001, has been Managing Director of Cagan McAfee Capital Partners, LLC (“CMCP”), a merchant bank based in Cupertino, California. Since 2004, Mr. Cagan has also been a Managing Director of Chadbourn Securities, Inc., a NASD licensed broker-dealer. He also continues to serve as President of Cagan Capital, LLC, a merchant bank he formed in 1990, the operation of which transitioned into CMCP. Mr. Cagan has served or serves on the Board of Directors of the following companies: Evolution Petroleum Corporation, a Houston-based public company involved in the acquisition, exploitation, development, and production of crude oil and natural gas resources (since 2004, where Mr. Cagan is also a co-founder and Chairman); American Ethanol Inc, an ethanol company headquartered in Chicago, Illinois (since 2006, where Mr. Cagan is also a co-founder); Real Foundations, Inc., a real estate-focused consulting firm (from 2000 to 2004); Burstein Technologies, a development stage medical devices company (from 2005 to 2006); WorldSage, Inc., a Cupertino, California-based publicly-traded development stage company currently with no operations (since 2006); Fortes Financial Corporation, an Irvine, California-based development stage company creating a mortgage bank (since 2007); and TWL Corporation, a Carrollton, Texas-based publicly-traded workplace training and education company (since 2007).
     Mr. Cagan has been involved over the past 25 years as a venture capitalist, investment banker and principal, in a wide variety of financings, mergers, acquisitions and investments of high growth companies in a wide variety of industries. At Goldman, Sachs & Co. and Drexel Burnham Lambert Mr. Cagan was involved in over $14 billion worth of transactions. Mr. Cagan attended M.I.T. and received his BS and MS degree in engineering, and his MBA, all from Stanford University. He is a member of the Stanford University Athletic Board and Chairman of the SF Bay Chapter of the Young Presidents’ Organization.
     Elizabeth P. Smith. Ms. Smith, age 58, joined the Board of Directors of the Company in May 2007 upon consummation of the Mergers. Ms. Smith retired from Texaco, Inc. as Vice President-Investor Relations and Stockholder Services in late 2001 following the company’s merger with Chevron Corp. Ms. Smith was also the Corporate Compliance Officer for Texaco, Inc. and was a member of the Board of The Texaco Foundation. Ms. Smith joined Texaco’s Legal Department in 1976. As an attorney in the Legal Department, Ms. Smith handled administrative law matters and litigation. She served as Chairman of the American Petroleum Institute’s Subcommittee on Department of Energy Law for the 1983-1985 term. Ms. Smith was appointed Director of Investor Relations for Texaco, Inc. in 1984, and was named Vice President of the Corporate Communications division in 1989. In 1992, Ms. Smith was elected a Vice President of Texaco, Inc. and assumed additional responsibilities as head of that company’s Stockholder Services Group. In 1999, Ms. Smith was named Corporate Compliance Officer for Texaco, Inc.

     Since May 2007, Ms. Smith has served as a director of the Community Fund of Darien, Connecticut, and from 1996 through 2006, Ms. Smith has served on the Board of Directors of INROADS/Fairfield Westchester Counties, Inc. From 2002 through 2005, she also served as a member of the Boards of Families With Children From China—Greater New York, and from 2004 through 2005 as a member of the Board of The Chinese Language School of Connecticut. While at Texaco, Ms. Smith was an active member in NIRI (National Investor Relations Institute) and the NIRI Senior Roundtable. She has been a member and past President of both the Investor Relations Association and the Petroleum Investor Relations Institute. Ms. Smith was a member of the Board of Trustees of Marymount College Tarrytown until 2001. She was also a member of the Board of The Education and Learning Foundation of Westchester and Putnam Counties from 1993 to 2002.
     Ms. Smith graduated from Bucknell University in 1971 with a Bachelor of Arts degree, cum laude, and received a Doctor of Jurisprudence degree from Georgetown University Law Center in 1976.
Significant Employees and Consultants
     In addition to its executive officers, the Company also has the following significant employees and consultants:
     Dr. Y. M. Shum. Dr. Shum, age 69, has served as the Chief Technology Officer and Director of Exploration of the Company since May 2007, and, prior to that, in the same positions with Inner Mongolia Production Company LLC. Dr. Shum has almost 40 years experience in the international petroleum industry and is recognized as a primary expert and leader responsible for the groundbreaking achievements for the international oil industry in China. Dr. Shum led the first successful international discovery of oil offshore China, was responsible for the first foreign participation in the China onshore oil industry, and was responsible for the first foreign acquisition of a coal bed methane project in China. Dr. Shum received his Masters Degree in Engineering from UC Berkeley and his Doctorate in Engineering from Brown University. Dr. Shum joined Texaco in 1968 and held positions of greater responsibility in exploration, development and production operations around the world, with significant responsibilities for operations in China, Indonesia, Malaysia, Pakistan, Thailand and Kuwait. He led the team that developed the largest enhanced oil recovery operation in the history of the industry, which was located in Indonesia. While at Texaco, Dr. Shum headed Texaco’s office in Beijing for almost a decade. Dr. Shum retired from Texaco in 1999 and joined Hong Kong University as the Director of the R&D branch of the University and its Entrepreneurship Program. Dr. Shum retired from teaching at Hong Kong University in June 2007, and now will be available to devote more of his time to directing the technical operations of the Company.
     Christopher B. Sherwood. Mr. Sherwood, age 65, has served as the Director of Petroleum Operations of the Company since May 2007, and, prior to that, in the same position with Inner Mongolia Production Company LLC. Mr. Sherwood has over 35 years experience in the international petroleum industry, successfully running drilling and production operations around the world. He began his career in 1964 working as a petroleum engineer at Mobil Oil on several producing fields in Canada. He joined Texaco in 1970 and was in charge of drilling and workover activities in 2 fields in Colombia. From 1972 until 1982, Mr. Sherwood was ultimately in charge of all drilling and producing operations for Texaco in Quito, Ecuador (producing more than 200,000 BOPD). From 1982 until 1991, Mr. Sherwood managed all of Texaco’s drilling and producing operations in the United Kingdom sector of the North Sea. From 1991 until 1995, Mr. Sherwood was Vice President in charge of all producing operations for Texaco in Western Siberia. This involved a program that navigated the bureaucracy of Russia and increased the production from a large Russian oilfield. From 1995 until 1997, Mr. Sherwood helped turn around to profitability a Trinidad oil producing company, in which Texaco had invested. From 1997 until 2000, Mr. Sherwood was Vice President of Operations for the Timan Pechora Company, a consortium of major western oil companies, including Texaco, Exxon, Amoco and Norsk Hydro, formed to exploit some of the potentially huge reserves north of the Arctic Circle in the Nenetsky Okrug on the shore of the Pechora Gulf in the Barents Sea in northern Russia, and was believed to be the largest international investment in Russia at that time. Mr. Sherwood retired from Texaco in 2000 and his only subsequent work experience has been with the Company and prior to that with

Inner Mongolia Production Company LLC. Mr. Sherwood received his B.S. degree in Chemical Engineering from Imperial College in London.
     Dr. Zhang Suian. Dr. Suian, age 50, has served as the Chief Advisor for CBM Operations for the Company since May 2007, and, prior to that, in the same position with Inner Mongolia Production Company LLC. Dr. Suian currently serves as a professor at the China University of Petroleum, Beijing and director of its Coalbed Methane Research Center, and serves as a key technical advisor for the Company. Dr. Suian is also an internationally recognized expert in the CBM field, which he helped to pioneer in China. Dr. Zhang is very familiar with the coal and gas geology of Shanxi Province from his work with several other organizations. In addition to his work for the Company and prior to that with Inner Mongolia Production Company LLC, Dr. Suian over the last five years has worked as a professor at the China University of Petroleum, Beijing, and as director of its Coalbed Methane Research Center, and for several other private clients in the energy field.
ITEM 6. Executive Compensation.
     The following table sets forth information concerning the compensation of the Company’s Chief Executive Officer and the two next most highly compensated executive officers (collectively, the “Named Executive Officers”) whose total compensation in 2006 exceeded $100,000. The information provided in the table includes information for PAP’s predecessor, IMPCO, for the period January 1, 2006 through December 31, 2006.

SUMMARY COMPENSATION TABLE
					All other
				Option	Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards ($)	($)	Total ($)
Frank C. Ingriselli President and CEO(1)	2006	-0-	$80,000(6)	$11,815(8)	$208,125(9)	$299,940
Jamie Tseng Executive Vice President (2)	2006	-0-	-0-	$7,089(8)	$128,000(10)	$135,089
Stephen F. Groth Vice President and CFO (3)	2006	$30,800(5)	$10,000(7)	$5,345(8)	$59,450(11)	$105,595
Dale Walter Former Chairman, President and CEO(4)	2006	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Ingriselli was elected President and CEO, and designated a member of the Company’s Board of Directors, on May 7, 2007 upon closing of the Mergers. Prior to that, he served as Manager, Chief Executive Officer and President of IMPCO.

(2)	Mr. Tseng was elected Executive Vice President of the Company on May 7, 2007 upon closing of the Mergers. Prior to that, he served as Manager and Executive Vice President of IMPCO.

(3)	Mr. Groth was elected Vice President and CFO of the Company on May 7, 2007 upon closing of the Mergers. Prior to that, he served as Manager and CFO of IMPCO.

(4)	Mr. Walter served as the Company’s Chairman, President and CEO until he resigned from all positions with the Company on May 7, 2007 upon closing of the Mergers.

(5)	Represents salary paid for serving as an officer of IMPCO.

(6)	Represents $80,000 fiscal year 2006 bonus awarded to Mr. Ingriselli by the Board of Directors of the Company and paid to Mr. Ingriselli in 2007.

(7)	Represents $10,000 fiscal year 2006 bonus awarded to Mr. Groth by the Board of Directors of the Company and paid to Mr. Groth in 2007.

(8)	Amounts shown do not reflect compensation actually received by the Named Executive Officers. Instead the dollar value of these awards is the compensation cost recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006 in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), “Share Based Payment” (SFAS No. 123(R)), but excluding any estimate of future forfeitures related to service-based vesting conditions and reflecting the effect of any actual forfeitures. During the year ended December 31, 2006, the Company’s weighted average assumptions to value stock option grants using the Black-Scholes option pricing model were as follows: expected life in years (5.5 to 6.25), risk-free interest rate (4.57% to 4.58%); expected volatility (64.6%) and expected dividend yield (0%).

(9)	Represents fees paid for providing consulting services to IMPCO.

(10)	Represents fees paid for providing consulting services to IMPCO and $3,000 rent paid by IMPCO to Mr. Tseng for office space provided by Mr. Tseng to IMPCO in Beijing.

(11)	Represents fees paid for providing consulting services to IMPCO.
Compensation of Directors
     There are no standard arrangements by which directors of the Company are compensated for their services as directors, and none of the directors received any compensation for their services as such during the most recently completed fiscal year.

     Our Named Executive Officers held the following securities as of December 31, 2006:

			Equity Incentive
			Plan Awards:
	Number of	Number of	Number of
	Securities	Securities	Securities
	Underlying	Underlying	Underlying
	Unexercised	Unexercised	Unexercised	Option	Option
	Options (#)	Options (#)	Unearned	Exercise	Expiration
Name	Exercisable	Unexercisable	Options (#)	Price ($)	Date
Frank C. Ingriselli	0	340,000 (1)	0	$0.56	9/29/2016
Jamie Tseng	0	204,000 (2)	0	$0.56	9/29/2016
Stephen F. Groth	0	156,400 (3)	0	$0.56	9/29/2016

[1]	Represents an option issued by IMPCO to Mr. Ingriselli on September 29, 2006 and assumed by the Company in connection with the Mergers, exercisable for an aggregate of 340,000 shares of Common Stock of the Company (as adjusted to reflect the 1:17 exchange of IMPCO options for Company options as a result of the Mergers). The option was issued outside of the Company’s 2007 Plan (as defined below), vests 40% on September 29, 2007 and 20% on September 29 of each year thereafter subject to the holder’s continued employment with the Company, and is subject to 100% acceleration upon termination of the holder without cause, termination by the holder for good reason, or upon the holder’s death or disability.

[2]	Represents an option issued by IMPCO to Mr. Tseng on September 29, 2006 and assumed by the Company in connection with the Mergers, exercisable for an aggregate of 204,000 shares of Common Stock of the Company (as adjusted to reflect the 1:17 exchange of IMPCO options for Company options as a result of the Mergers). The option was issued outside of the Company’s 2007 Plan (as defined below), vests 40% on September 29, 2007 and 20% on September 29 of each year thereafter subject to the holder’s continued employment with the Company, and is subject to 100% acceleration upon termination of the holder without cause, termination by the holder for good reason, or upon the holder’s death or disability.

[3]	Represents an option issued by IMPCO to Mr. Groth on September 29, 2006 and assumed by the Company in connection with the Mergers, exercisable for an aggregate of 156,400 shares of Common Stock of the Company (as adjusted to reflect the 1:17 exchange of IMPCO options for Company options as a result of the Mergers). The option was issued outside of the Company’s 2007 Plan (as defined below), vests 40% on September 29, 2007 and 20% on September 29 of each year thereafter subject to the holder’s continued employment with the Company, and is subject to 100% acceleration upon termination of the holder without cause, termination by the holder for good reason, or upon the holder’s death or disability.
Stock Option Plan
     The Company’s Board of Directors and stockholders approved and adopted a stock option plan on May 7, 2007 (the “2007 Plan”). The 2007 Plan provides for the grant of restricted stock, incentive and/or non-qualified options, and stock appreciation rights (“SARs”) to employees, directors and consultants of the Company to purchase up to an aggregate of 4,000,000 shares of Common Stock. The purpose of the 2007 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company, and to attract new employees, directors and consultants with outstanding qualifications. The 2007 Plan is administered by the Board of Directors, which has discretion to select optionees and to establish the terms and conditions of each option, subject to the provisions of the 2007 Plan.
     Pursuant to the 2007 Plan, the Company may from time to time grant its employees, directors and consultants restricted stock and options to purchase shares of, and SARs with respect to, the Company’s Common Stock at exercise prices determined by the Board of Directors. The exercise price of incentive stock options may not be less than 110% of the fair market value of Common Stock as of the date of grant. The Internal Revenue Code currently limits to $100,000 the aggregate value of Common Stock that may be acquired in any one year pursuant to incentive stock options under the 2007 Plan or any other option plan adopted by the Company. Nonqualified options may be granted under the 2007 Plan at an exercise price of not less than 85% of the fair market value of the Common Stock on the date of grant. Nonqualified options may be granted without regard to any restriction on the amount of Common Stock that may be acquired pursuant to such options in any one year. Options may not be exercised more than ten years after the date of grant. All stock options are non-transferrable by the grantee (other than upon the grantee’s death) and may be exercised only by the optionee during his service to the Company as an employee, director or consultant or for a specified period of time following termination of such service. The aggregate number of shares of Common Stock issuable under the 2007 Plan, the number of shares of stock, options and SARs outstanding, and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.
     As of June 30, 2007, no options, SARs or shares had been issued under the 2007 Plan. The 2007 Plan terminates on May 7, 2017.
     In general, upon the termination of service to the Company as an employee, director or consultant of an optionee or restricted stock or SAR recipient, all options, shares of restricted stock and SARs granted to such person that have not yet vested will immediately terminate, and those options and SARs that have vested as of the date of termination will be exercisable for 90 days after such termination date (12 months in the case of termination by reason of death or disability).
Employment Contracts
     Frank C. Ingriselli and Stephen F. Groth
     IMPCO entered into an Executive Employment Agreement, dated September 29, 2006, with each of Frank C. Ingriselli, its President and Chief Executive Officer, and Stephen F. Groth, its Vice President and Chief Financial Officer. Mr. Ingriselli now serves as President, Chief Executive Officer and a member of the Board of Directors of the Company, and Mr. Groth now serves as Vice President and Chief Financial Officer of the Company. As a result of the Mergers, the Company assumed IMPCO’s obligations under these agreements. These employment agreements contain, among other things, severance payment provisions that require the Company to continue Mr. Ingriselli’s and Mr. Groth’s salary and benefits for 36 months if employment is terminated without “cause,” as such is term defined in the employment agreements, and to make a lump sum payment equal to 48 months salary and continue benefits for 48 months if terminated within 12 months of a “change in control,” also as such term is defined in the employment agreements. Payment of such severance amounts, or continuation of such benefits, could have a material adverse effect on the financial condition of the Company. Neither of the agreements contains a definitive termination date, but Messrs. Ingriselli and Groth have the right to terminate their employment at any time without penalty. The employment agreements also prohibit Messrs. Ingriselli and Groth from engaging in competitive activities during and following termination of their employment that would result in disclosure of the Company’s confidential information, but do not contain a general restriction on engaging in competitive activities.
     Pursuant to Mr. Ingriselli’s employment agreement, Mr. Ingriselli’s annual base salary is $350,000, and he is entitled to an annual bonus of between 20% and 40% of his base salary, based upon his performance as determined by the Board of Directors of the Company. On June 15, 2007, the Board of Directors of the Company unanimously approved the payment of a fiscal year 2006 bonus in the amount of $80,000 for Mr. Ingriselli.
     Pursuant to Mr. Groth’s employment agreement, Mr. Groth’s annual base salary is $150,000, and he is entitled to an annual bonus of between 20% and 30% of his base salary, based upon his performance as determined by the Board of Directors of the Company. Mr. Groth received a fiscal year 2006 bonus in the amount of $10,000.

ITEM 7. Certain Relationships and Related Transactions.
Relationships Between the Company and Certain Directors and Officers
     Management Contracts
     As a result of the Mergers, the Company assumed an Advisory Agreement, dated December 1, 2006, by and between ADS and Cagan McAfee Capital Partners, LLC (“CMCP”), pursuant to which CMCP agreed to provide certain financial advisory and management consulting services to the Company. Pursuant to the Advisory Agreement, CMCP is entitled to receive a monthly advisory fee of $9,500 for management work commencing on December 11, 2006 and continuing until May 7, 2010. Laird Q. Cagan, the Managing Director and 50% owner of CMCP, currently serves as a member of the Company’s Board of Directors.
Private Placement of ADS Membership Units
     Mr. Cagan, a member of the Company’s Board of Directors and the former sole manager of ADS and former executive officer and controlling member of ADS, serves as a registered representative of Chadbourn Securities, Inc. (“Chadbourn Securities”). In connection with the ADS Offering, Chadbourn Securities served as ADS’s non-exclusive lead placement agent. Pursuant to an Engagement Letter, dated December 15, 2006, by and between Chadbourn Securities and ADS (which agreement the Company assumed in the Mergers) (the “Chadbourn Agreement”), ADS was obligated to pay to Chadbourn Securities a cash fee equal to 8% of gross equity proceeds raised from Chadbourn Securities-related investors and a 1% unallocated expense reimbursement for the ADS Offering as a whole. In addition, ADS was obligated to issue to Chadbourn Securities warrants to purchase a number of units of ADS Class B Membership Units equal to 10% of the ADS Class B Membership Units placed by Chadbourn Securities, and to indemnify Chadbourn Securities against certain liabilities in connection with the ADS Offering, including liabilities under the Securities Act. As a result of the placement agent services Chadbourn Securities provided to ADS in connection with the ADS Offering, and because the Company assumed ADS’s obligations under the Chadbourn Agreement as a result of the Mergers, following the Mergers, the Company paid to Chadbourn Securities $1,195,430 and issued to Chadbourn Securities, including Mr. Cagan, warrants to purchase an aggregate of 779,448 shares of Common Stock of the Company.
     In addition, as a result of placement agent services provided to ADS by three additional broker-dealers in the ADS Offering, ADS was obligated to issue warrants to purchase an aggregate of 400,231 shares of ADS Class B Membership Units to three other broker-dealers engaged under the Chadbourn Agreement as placement agents and pay placement agent fees of $93,750 thereto. Following the Mergers, the Company issued to these three broker-dealers warrants to purchase an aggregate of 400,231 shares of Common Stock of the Company and paid these broker-dealers an aggregate of $93,750 in placement agent fees.
Transactions Involving Promoters of the Company
     Since the founding of ADS, a total of 9,850,000 ADS Class A Membership Units (exchanged on a 1:1 basis for Company Common Stock in the Mergers) was directly and indirectly purchased by various parties as founder’s units for nominal value, including: 3,235,000 units beneficially owned by McAfee Capital, LLC, an entity owned and controlled by Eric McAfee (a significant stockholder of the Company and a 50% owner of CMCP); 3,635,000 units beneficially owned by Cagan Capital, LLC, an entity owned and controlled by Laird Q. Cagan, a member of the Company’s Board of Directors; 1,170,000 units by Liviakis Financial Communications, Inc., the Company’s public relations firm; and 200,000 units by Park Capital VII, LP. Mr. Cagan formerly served as sole Manager, Chairman, President and Chief Executive Officer of ADS and is currently a Managing Director of CMCP, and is also currently a Managing Director of Chadbourn Securities, Inc., one of the placement agents in the ADS Offering. Mr. McAfee is currently a Managing Director at CMCP. Collectively, Mr. McAfee and Mr. Cagan beneficially own approximately 18.76% of the issued and outstanding Common Stock of the Company. See, “Part I, Item 4. Security Ownership of Certain Beneficial

Owners and Management.” Park Capital VII, LP is a limited partnership managed by Adam McAfee, brother of Eric McAfee, whose limited partners include Mr. McAfee’s friends and family.
     Frank C. Ingriselli is currently the Company’s President, Chief Executive Officer and a member of the Board of Directors, and is the beneficial owner of approximately 10.06% of the issued and outstanding Common Stock of the Company. See, “Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management.” Mr. Ingriselli originally acquired his 227,000 Class A Membership Units of IMPCO in August 2005 at nominal value (exchanged for an aggregate of 3,859,000 shares of Company Common Stock in the Mergers, 50,000 of which he subsequently transferred to Brightening Lives Foundation Inc., a charitable foundation for which Mr. Ingriselli serves as a member of the Board of Directors and executive officer). In 2006, Mr. Ingriselli also purchased 2,211 Class B Membership Units of IMPCO for approximately $9.50 per Unit (exchanged for an aggregate of 37,579 shares of Company Series A Preferred Stock in the Mergers).
     Stephen F. Groth is currently the Company’s Vice President and Chief Financial Officer, and is the beneficial owner of less than one percent of the issued and outstanding Common Stock of the Company. See, “Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management.” Mr. Groth originally acquired an aggregate of 39,000 Class A Membership Units of IMPCO in August 2005 at nominal value (exchanged for an aggregate of 663,000 shares of Company Common Stock in the Mergers, 413,000 of which he subsequently transferred to his spouse), and in May 2007 purchased 10,000 Class B Membership Units of ADS (exchanged for an aggregate of 10,000 shares of Company Common Stock in the Mergers) at a purchase price of $1.25 per unit.
     Jamie Tseng is currently the Company’s Executive Vice President, and is the beneficial owner of approximately 2.20% of the issued and outstanding Common Stock of the Company. See, “Part I, Item 4. Security Ownership of Certain Beneficial Owners and Management.” Mr. Tseng originally acquired his 46,000 Class A Membership Units of IMPCO in August 2005 at nominal value (exchanged for an aggregate of 782,000 shares of Company Common Stock in the Mergers). In 2006, Mr. Tseng also purchased 1,053 Class B Membership Units of IMPCO for approximately $9.50 per Unit (exchanged for an aggregate of 17,895 shares of Company Series A Preferred Stock in the Mergers).
     Of the three members of our Board of Directors, only Elizabeth P. Smith is “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market.
ITEM 8. Description of Securities.
     The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, $0.001 par value per share, and 50,000,000 shares of Preferred Stock, $0.001 par value per share, of which 30,000,000 shares have been designated as “Series A Convertible Stock,” 6,291,048 of which remain issuable following the automatic conversion of 23,708,952 shares of the Company’s Series A Convertible Stock as a result of the Autoconversion. See, “Part I. Item 1. Automatic Conversion.” The following is a summary of the rights of the Company’s authorized capital stock:
Common Stock
     As of June 30, 2007, 39,931,106 shares of Common Stock were outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors. Accordingly, the holders of a majority of the Company’s outstanding voting stock will be able to elect all directors, and minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences applicable to any series of preferred stock that may be issued in the future, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into other securities. All outstanding shares of Common Stock are fully paid and nonassessable.
     The transfer agent and registrar for the Company’s Common Stock is Continental Stock Transfer, located in New York, New York.
Series A Convertible Preferred Stock
     Effective June 5, 2007, as a result of the Autoconversion, each share of Series A Convertible Preferred Stock automatically converted on a 1:1 basis into Common Stock of the Company. Accordingly, no shares of Series A Convertible Preferred Stock of the Company remain issued or outstanding.
“Blank Check” Preferred Stock
     The Board of Directors has authority to issue up to 50,000,000 shares of Preferred Stock, $0.001 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the stockholders. The rights of holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock.
Warrants
     In connection with the ADS Offering that closed May 7, 2007, ADS was obligated to issue to certain private placement agents (the “ADS Placement Agents”) warrants to purchase an aggregate of 1,860,001 Class B Membership Units of ADS at prices ranging between $1.25 and $1.50 per unit (the “ADS Warrants”). As a result of the Mergers and the Autoconversion, PAP assumed ADS’s obligation to issue the ADS Warrants and issued warrants to purchase an aggregate of 1,860,001 shares of Common Stock of the Company to the ADS Placement Agents. The ADS Warrants contain provisions allowing for net exercises and will expire on May 7, 2012.
Registration Rights
     Upon consummation of the Mergers on May 7, 2007, the Company assumed certain automatic, demand and piggyback registration obligations pursuant to substantially similar registration rights agreements entered into by and among (i) ADS and purchasers of ADS Class B Membership Interests participating in the ADS Offering and certain placement agents holding warrants exercisable for ADS Class B Membership Interests (the “ADS Registration Rights Agreement”), and (ii) IMPCO and holders of IMPCO’s Class B Membership Interests (the “IMPCO Registration Rights Agreement,” and together with the ADS Registration Rights Agreement, the “Registration Rights Agreements”). Holders of 23,708,952 shares of Company Common Stock currently hold registration rights pursuant to the Registration Rights Agreements with respect to such shares. These Registration Rights Agreements provide that if the Company either (x) becomes a publicly reporting company under the Exchange Act (for avoidance of doubt, a Pink Sheet listed company does not qualify as a publicly reporting company under the Exchange Act) and successfully lists its shares for trading on a national securities exchange (the “Listing Date”), or (y) completes an initial public offering of its securities pursuant to a registration statement under the Securities Act prior to May 7, 2008 (the “IPO Date”), then the Company shall be required to use commercially reasonable efforts to prepare and file a registration statement under the Securities Act covering the resale of all the Registrable Securities (as defined in the Registration Rights Agreements) within 60 days following the Listing Date or the IPO Date, as applicable, and to use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 210 days after the Listing Date or the IPO Date, as applicable. In addition, the Registration Rights Agreements entitle the holders to demand a total of [two] registrations of their securities after the Company has effected a registered public offering of its Common Stock and unlimited number of piggy-back registrations (subject to the right of the underwriters in any public offering to reduce the number of such shares that can be included in the registrations). There are no provisions in the Registration Rights Agreement penalizing the Company for its failure to perform thereunder.
PART II

ITEM 1.	Market Price of and Dividends on the Company’s Common Equity and Other Stockholder Matters.
Market Information
     The Common Stock is currently quoted on the Pink Sheets under the symbol “PFAP.PK.” The following table sets forth the high and low last bid prices for the Common Stock for each fiscal quarter during the past two fiscal years and for the interim periods since the last fiscal year, as reported by Pink Sheets LLC and adjusted for the 100:1 reverse split on January 11, 2007. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

Quarter Ended	High	Low
March 31, 2005	$2.00	$0.50
June 30, 2005	$2.00	$1.00
September 30, 2005	$2.00	$1.00
December 31, 2005	$2.00	$2.00

March 31, 2006	$2.00	$2.00
June 30, 2006	$3.00	$2.00
September 30, 2006	$2.50	$2.50
December 31, 2006[1]	$3.00	$2.50

March 31, 2007[2]	$3.50	$2.50
June 30, 2007[3]	$13.00	$2.90
July 2, 2007 thru August 10, 2007	$10.75	$6.00

(1)	From 2000 until the closing of the Mergers on May 7, 2007, the Company conducted no business or operations and was deemed a “shell company” under regulations promulgated by the SEC.

(2)	On January 12, 2007, the Company issued a press release announcing a 100 to 1 reverse stock split, the change of its name from “Big Smith Brands, Inc.” to “Pacific East Advisors, Inc.,” the change of its stock symbol to “PCAD.PK,” and the entry into the Merger Agreements with each of IMPCO and ADS. On February 15, 2007, the Company issued a press release announcing the amendment and restatement of the Merger Agreements entered into by the Company and each of IMPCO and ADS.

(3)	On May 8, 2007, the Company issued a press release announcing the closing of the $17 million ADS Offering, the Company’s name change to “Pacific Asia Petroleum, Inc.,” and the closing of the Mergers. On June 6, 2007, the Company issued a press release announcing the automatic conversion of its Series A Preferred Stock into Common Stock and the change of its stock symbol to “PFAP.PK.”
     The last bid price on August 10, 2007 reported by Pink Sheets LLC was $7.00 per share of Common Stock.
     As of August 10, 2007, the Company had warrants outstanding to purchase (i) an aggregate of 1,460,001 shares of Common Stock at a price per share of $1.25; (ii) an aggregate of 200,000 shares of

Common Stock at a price per share of $1.375; and (iii) an aggregate of 200,000 shares of Common Stock at a price per share of $1.50. See “Recent Sales of Unregistered Securities” below.
     As of August 10, 2007, an aggregate of 836,400 shares of Common Stock were issuable upon exercise of outstanding stock options.
Holders
     As of August 10, 2007, the Company had 161 shareholders of record of Common Stock.
Dividends
     The Company has not, to date, paid any cash dividends on its Common Stock. The Company has no current plans to pay dividends on its Common Stock and intends to retain earnings, if any, for working capital purposes. Any future determination as to the payment of dividends on the Common Stock will depend upon the results of operations, capital requirements, the financial condition of the Company and other relevant factors.
Equity Compensation Plan Information
     The following table sets forth all compensation plans previously approved by the Company’s security holders and all compensation plans not previously approved by the Company’s security holders for the year ended December 31, 2006:

			Number of securities
			remaining available for future
	Number of securities to be		issuances under equity
	issued upon exercise of	Weighted-average exercise	compensation plans
	outstanding options, warrants	price of outstanding options,	(excluding securities reflected
Plan Category	and rights (a)	warrants and rights (b)	in column (a) and (b))
Equity compensation plans approved by security holders[1]	0	0	4,000,000

Equity compensation plans not approved by security holders[2]	836,400	$0.56	0

Total[3]	836,400	$0.56	0

[1]	On May 7, 2007, the Company and its stockholders approved the 2007 Plan. See “Part I. Item 6. Stock Option Plan.” Currently no shares are issuable upon exercise of outstanding options, warrants or rights under the 2007 Plan, and 4,000,000 shares of Company Common Stock remain available for future issuances thereunder.

[2]	Includes individual compensation arrangements entered into by and between IMPCO and the following employees and consultants of IMPCO that were assumed by the Company in the Mergers: (i) an option to purchase an aggregate of 340,000 shares of Common Stock of the Company at $0.56 per share issued to Frank C. Ingriselli in September 2006; (ii) an option to purchase an aggregate of 204,000 shares of Common Stock of the Company at $0.56 per share issued to Jamie Tseng in September 2006; (iii) an option to purchase an aggregate of 156,400 shares of Common Stock of the Company at $0.56 per share issued to Stephen F. Groth; (iv) an option to purchase an aggregate of 102,000 shares of Common Stock of the Company at $0.56 per share issued to Sean Hung; and (v) an option to purchase an aggregate of 34,000 shares of Common Stock of the Company at $0.56 per share issued to Douglas E. Hoffmann. All of these options were issued outside of the Company’s 2007 Plan, vest 40% on September 29, 2007 and 20% on September 29 of each year thereafter subject to the holder’s continued employment with the Company, and are subject to 100% acceleration upon termination of the holder without cause, termination by the holder for good reason, or upon the holder’s death or disability.

[3]	Table does not include warrants exercisable for an aggregate of 1,860,001 shares of Company Common Stock at a weighted-average exercise price of $1.29 per share, which warrants were assumed by the Company in the Mergers and were originally issued by ADS on May 7, 2007 to placement agents representing ADS. The original issuance of these warrants by ADS and the assumption of these warrants by the Company in the Mergers was approved by the members of ADS and the stockholders of the Company in connection with the approval of the Mergers and related transactions by the security holders of ADS and the Company, respectively.
Item 2. Legal Proceedings.
     None.
Item 3. Changes In and Disagreement With Accountants.
     None.
Item 4. Recent Sales of Unregistered Securities.
Recent Sales of Unregistered Securities of PAP:
a.	On May 7, 2007, as a result of the closing of the Mergers, (i) each of the 9,850,000 ADS Class A Interests which were issued and outstanding automatically converted on a 1:1 basis into the right to receive an aggregate of 9,850,000 shares of Company Common Stock, (ii) each of the 13,600,000 ADS Class B Interests issued in the ADS Offering which were issued and outstanding automatically converted on a 1:1 basis into the right to receive an aggregate of 13,600,000 shares of Company Series A Convertible Preferred Stock, (iii) each of the 347,296 IMPCO Class A Units which were issued and outstanding automatically converted on a 1:17 basis into the right to receive an aggregate of 5,904,032 shares of Company Common Stock, and (iv) each of the 594,644 IMPCO Class B Units which were issued and outstanding automatically converted on a 1:17 basis into the right to receive an aggregate of 10,108,948 shares of Company Series A Convertible Preferred Stock. Upon closing of the Mergers, the Company also assumed (x) warrants to purchase 1,860,001 ADS Class B Interests issued to certain ADS placement agents in connection with the ADS Offering, which warrants became exercisable for 1,860,001 shares of Company Series A Convertible Preferred Stock as a result of the Mergers, and (y) options to purchase 49,200 IMPCO Class A Units issued to certain employees and consultants of IMPCO, which options became exercisable for 836,400 shares of Company Common Stock as a result of the Mergers. The foregoing transaction was an exempt offering pursuant to Section 4(2) of the Securities Act.

b.	On August 4, 2005, PAP issued an aggregate of 125,000 shares of Common Stock (post 1:100 reverse stock split effective in August 2005) to The Krueger Group, LLP, in exchange for future legal services to be provided to PAP valued at $20,000. No underwriters were used in connection with the private placement, and no underwriting discounts or commissions were paid to any party. The foregoing transaction was an exempt offering pursuant to Section 4(2) of the Securities Act.

c.	On August 3, 2005, PAP issued an aggregate of 300,000 shares of Common Stock (post 1:100 reverse stock split effective in August 2005) to BBG, Inc., for an aggregate purchase price of $140,000, payable $33,750 in cash to PAP and the balance in the assumption by the purchasers of obligations owed by PAP to a vendor of PAP and a former director of PAP. No underwriters were used in connection with the private placement, and no underwriting discounts or commissions were paid to any party. The foregoing transaction was an exempt offering pursuant to Section 4(2) of the Securities Act.
Recent Sales of Unregistered Securities of ADS prior to the Mergers and Autoconversion:
a.	On May 7, 2007 and immediately prior to the consummation of the Mergers, ADS sold in a private placement transaction a total of 13,600,000 Restricted Class B Membership Units at a price of $1.25 per membership unit to 65 accredited investors. Chadbourn Securities, Inc. and Sierra Equity Group Ltd. served as ADS’s lead non-exclusive placement agents in the offering. ADS paid an aggregate placement agent fee of $1,530,000 to all placement agents acting on behalf of ADS in the offering, and issued warrants to purchase an aggregate of 1,860,001 Class B Membership Units of ADS, to the placement agents participating in such private placement. These sales and warrant issuances were made in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act provided by Rule 506 of Regulation D under the Securities Act.

b.	Since the founding of ADS in March 2005, a total of 9,850,000 ADS Class A Membership Units (exchanged on a 1:1 basis for Company Common Stock in the Mergers) were directly and indirectly purchased by various parties as founder’s units for nominal value, including: 3,235,000 units beneficially owned by McAfee Capital, LLC, an entity owned and controlled by Eric McAfee; 3,635,000 units beneficially owned by Cagan Capital, LLC, an entity owned and controlled by Laird Q. Cagan, a member of the Company’s Board of Directors; 1,170,000 units by Liviakis Financial Communications, Inc., the Company’s public relations firm; and 200,000 units by Park Capital VII, LP. These sales were made in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act provided by Section 4(2) of the Securities Act.
Recent Sales of Unregistered Securities of IMPCO prior to the Mergers and Autoconversion:
a.	In February 2007, IMPCO issued an aggregate of 35,296 Class A Membership Units in exchange services valued at approximately $9.50 per Class A Membership Unit to certain consultants and employees of the Company, including Dr. Y.M. Shum, Sean Huang, Christopher B. Sherwood, Gregory Rozenfeld, Zhang Suian, Edward Li and JCS Consulting LLC (exchanged for an aggregate of 600,032 shares of Company Common Stock in the Mergers). These issuances were made in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act provided by Rule 506 of Regulation D and Section 4(2) under the Securities Act with respect to the purchasers who were residents of the United States, and in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act pursuant to Regulation S with respect to purchasers who were foreigners residing outside the United States.

b.	In September 2006, IMPCO issued options exercisable for an aggregate of 49,200 Class A Membership Units of IMPCO to Frank C. Ingriselli, Jamie Tseng, Stephen F. Groth, Sean Huang and Douglas E. Hoffmann, each with an exercise price of $9.50 per Class A Membership Unit (exchanged for options exercisable for an aggregate of 836,400 shares of Company Common Stock in the Mergers at an exercise price of $0.56/share). These issuances were made in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act provided by Section 4(2) of the Securities Act.

c.	Between June and September 2006, and prior to the consummation of the Mergers, IMPCO sold in a private placement transaction a total of 587,718 Class B Membership Units in exchange for cash and services valued at $4,758,605 to 45 accredited investors (exchanged for an aggregate of 9,991,206 shares of Company Series A Preferred Stock in the Mergers). Clark Dodge & Co., Inc. served as IMPCO’s placement agent in the offering, and received cash compensation equal to $136,395 and warrants to purchase an aggregate of 6,926 Class B Membership Units of IMPCO (exercised in April 2007 and exchanged for an aggregate of 117,742 shares of Company Series A Preferred Stock in the Mergers). These sales were made in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act provided by Rule 506 of Regulation D under the Securities Act, and the warrant issuance was made in reliance upon the exemption from the registration requirements of Section 5 of the Securities Act provided under Section 4(2) of the Securities Act.

d.	In connection with the founding of IMPCO, in November 2005, Frank C. Ingriselli, the Company’s President, Chief Executive Officer and a member of the Board of Directors, Stephen F. Groth, the Company’s Vice President and Chief Financial Officer, and Jamie Tseng, the Company’s Executive Vice President, acquired an aggregate of 312,000 Class A Membership Units of IMPCO for nominal consideration (exchanged for an aggregate of 5,304,000 shares of Company Common Stock in the Mergers). These issuances were made in reliance upon exemptions from the registration requirements of Section 5 of the Securities Act provided by Section 4(2) of the Securities Act.
     No underwriters were involved in any of the transactions described above. All of the securities issued in the foregoing transactions were issued by us in reliance upon the exemption from registration available under Section 4(2) of the Securities Act, including Regulation D promulgated thereunder, in that the transactions involved the issuance and sale of our securities to financially sophisticated individuals or entities that were aware of our activities and business and financial condition and took the securities for investment purposes and understood the ramifications of their actions. We did not engage in any form of general solicitation or general advertising in connection with any of such transactions. Certain of the purchasers also represented that they were “accredited investors” as defined in Regulation D, and all investors that were not accredited investors were provided with information regarding our company a reasonable time prior to their purchase of our securities. All of the above investors represented to us that they were acquiring such securities for investment for their own account and not for distribution. All certificates representing the securities issued have a legend imprinted on them stating that the shares have not been registered under the Securities Act and cannot be transferred until properly registered under the Securities Act or an exemption applies.
ITEM 5. Indemnification of Directors and Officers.
     Under Section 145 of the Delaware General Corporation Law (the “DGCL”), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s Bylaws also provide that the Company has the power to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Delaware law.
     The Company’s Certificate of Incorporation provides for the indemnification of, and advancement of expenses to, such agents of the Company (and any other persons to which Delaware law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted under Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Company, its stockholders and others. The provision does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.
     The Company has entered into agreements with certain of its current executive officers and directors, and intends to enter into agreements with its future directors and executive officers, that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
     Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against liability under the provisions of this section. The Company currently maintains an Executive and Organization Liability Insurance Policy issued by Illinois National Insurance Company, a member company of American International Group, Inc. (“AIG”).
     Settlement by the Company. The right of any person to be indemnified is subject always to the right of the Company by its Board of Directors, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at the expense of the Company by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.
PART F/S
Financial Statements
     The following index lists the financial statements of Pacific Asia Petroleum, Inc. that are included in this report:

Condensed Consolidated Balance Sheet as of June 30, 2007 (unaudited) and December 31, 2006	53

Condensed Consolidated Statement of Operations (unaudited) for the six months ended June 30, 2007 and for the period from inception (August 25, 2005) through June 30, 2007	54

Condensed Consolidated Statement of Stockholders’ Equity (Deficiency) (unaudited) for the period from inception (August 25, 2005) through June 30, 2007	55

Condensed Consolidated Statement of Cash Flows (unaudited) for the six months ended June 30, 2007 and 2006 and for the period from inception (August 25, 2005) through June 30, 2007	56

Notes to Condensed Consolidated Financial Statements (unaudited)	57
     The following index lists the financial statements of Inner Mongolia Production Company LLC that are included in this report:

Report of Independent Registered Certified Public Accounting Firm	65

Consolidated Balance Sheet as of December 31, 2006 and 2005	66

Consolidated Statement of Operations for the years ended December 31, 2006 and 2005 and for the period from inception (August 25, 2005) through December 31, 2006	67

Consolidated Statement of Members’ Equity (Deficiency) for the period from inception (August 25, 2005) through December 31, 2006	68

Consolidated Statement of Cash Flows for the years ended December 31, 2006 and 2005 and for the period from inception (August 25, 2005) through December 31, 2006	69

Notes to Consolidated Financial Statements	70

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Condensed Consolidated Balance Sheets

	As of	As of
	June 30,	December 31,
	2007	2006
	(Unaudited)
Assets
Current:
Cash and cash equivalents	$2,493,462	$1,867,374
Short-term investments (note 6)	15,225,000	1,400,000
Accounts receivable	12,289	—
Miscellaneous receivables	991	—
Prepaid expenses	48,785	31,486
Deposits	10,418	11,498

Total Current Assets	17,790,945	3,310,358

Non-Current Assets:
Property, plant and equipment — at cost (note 7) (net of reserve for depreciation: 2007 - $5,715; 2006 - $1,740)	227,944	208,511
Long-term advances	463,895	410,452

Total Assets	$18,482,784	$3,929,321

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$80,399	$103,391
Accrued and other liabilities	124,939	96,149

Total Current Liabilities	205,338	199,540

Non-Current Liabilities
Minority interest in subsidiaries	396,451	358,190

Total Liabilities	601,789	557,730

Stockholders’ Equity
Common stock:
Authorized - 300,000,000 shares at $.001 par value Issued and outstanding - 39,931,106 as of June 30, 2007; 15,295,223 as of December 31, 2006	39,931	15,295
Preferred stock:
Authorized - 50,000,000 shares at $.001 par value Issued - 23,708,952 as of June 30, 2007; none as of December 31, 2006; Outstanding — none as of June 30, 2007 and as of December 31, 2006	—	—
Paid-in capital	20,253,609	4,474,799
Other comprehensive income — currency translation adj.	45,421	19,228
Deficit accumulated during the development stage	(2,457,966)	(1,137,731)

Total Equity	17,880,995	3,371,591

Total Liabilities and Stockholders’ Equity	$18,482,784	$3,929,321

The accompanying notes to unaudited condensed consolidated financial statements are an integral part of this statement.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Condensed Consolidated Statement of Operations
(Unaudited)

			For the period
			from inception
	For the six months		(August 25, 2005)
	ended June 30,		through
	2007	2006	6/30/2007
Operating Expenses
Depreciation	$3,975	$—	$5,715
All other operating expenses	1,507,946	387,010	2,744,563

Total operating expenses	1,511,921	387,010	2,750,278

Operating Loss	(1,511,921)	(387,010)	(2,750,278)

Other Income (Expense)
Interest Income	177,680	18,267	277,086
Other Income	12,289	—	12,289
Other Expense	(42)	—	(42)

Total Other Income (Expense)	189,927	18,267	289,333

Net loss before minority interest	(1,321,994)	(368,743)	(2,460,945)

Minority interest	1,759	—	2,979

Net (Loss)	$(1,320,235)	$(368,743)	$(2,457,966)

Per Share of Common Stock:

Net Income (loss) - Basic and Diluted	$(0.06)	$(0.05)	$(0.17)

Weighted Average Number of Shares Outstanding	23,059,973	7,594,365	14,271,454
The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of this statement.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Condensed Statement of Stockholders’ Equity (Deficiency)
For the period from inception (August 25, 2005) to June 30, 2007
(Unaudited)

									Deficit
	Original		No. of		No. of				Accumulated	Total
	IMPCO		Common		Preferred			Other	During the	Stockholders’
	Member	Subscriptions	Shares	Common	Shares	Preferred	Paid-in	Comprehensive	Development	Equity
	Interests	Receivable	$.001 par value	Stock	$.001 par value	Stock	Capital	Income (Loss)	Stage	(Deficiency)

Balance — August 25, 2005	$—	$—	—	$—	—	$—	$—	$—	$—	$—
Issued for cash - 2005	12,000	—	—	—	—	—	—	—	—	12,000
Subscriptions - 2005	28,000	(28,000)	—	—	—	—	—	—	—	—
Net loss — year 2005	—	—	—	—	—	—	—	—	(51,344)	(51,344)

Stockholders’ Equity (Deficiency) — December 31, 2005	40,000	(28,000)	—	—	—	—	—	—	(51,344)	(39,344)
Subscriptions paid in 2006	—	28,000	—	—	—	—	—	—	—	28,000
Issued for fees and services - 2006	197,605	—	—	—	—	—	—	—	—	197,605
Issued for cash- 2006, net of issuance costs	4,223,424	—	—	—	—	—	—	—	—	4,223,424
Amortization of options fair value	29,065	—	—	—	—	—	—	—	—	29,065
Currency translation — year 2006	—	—	—	—	—	—	—	19,228	—	19,228
Net loss — year 2006	—	—	—	—	—	—	—	—	(1,086,387)	(1,086,387)

Stockholders’ Equity (Deficiency) — December 31, 2006	4,490,094	—	—	—	—	—	—	19,228	(1,137,731)	3,371,591
Issued for services - 2007 - pre-merger	335,312	—	—	—	—	—	—	—	—	335,312
Amortization of options fair value pre-merger	34,036	—	—	—	—	—	—	—	—	34,036
Pre-merger acquisition costs	(56,536)	—	—	—	—	—	—	—	—	(56,536)
Shares issued to IMPCO members in merger - 5/7/07	(4,802,906)	—	5,904,032	5,904	10,108,952	10,109	4,786,893	—	—	—
Shares retained by Pacific Asia Petroleum original stockholders in merger - 5/7/07	—	—	468,122	468	—	—	83,323	—	—	83,791
Shares issued to ADS members in merger - 5/7/07	—	—	9,850,000	9,850	13,600,000	13,600	15,453,957	—	—	15,477,407
Post-merger acquisition costs and adjustments	—	—	—	—	—	—	(87,582)	—	—	(87,582)
Automatic Conversion of Preferred Shares June 5, 2007	—	—	23,708,952	23,709	(23,708,952)	(23,709)	—	—	—	—
Amortization of options fair value post merger	—	—	—	—	—	—	17,018	—	—	17,018
Currency translation — six months 2007	—	—	—	—	—	—	—	26,193	—	26,193
Net loss — six months 2007	—	—	—	—	—	—	—	—	(1,320,235)	(1,320,235)

Stockholders’ Equity (Deficiency) — June 30, 2007	$—	$—	39,931,106	$39,931	—	$—	$20,253,609	$45,421	$(2,457,966)	$17,880,995

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of this statement.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Condensed Consolidated Statement of Cash Flows
(Unaudited)

	Six months	Six months	For the period
	ended	ended	from inception
	June 30,	June 30,	(August 25, 2005) to
	2007	2006	June 30, 2007

Cash flows from operating activities
Net loss	$(1,320,235)	$(368,743)	$(2,457,966)

Adjustments to reconcile net loss to cash used in operating activities:
Acquisition costs	127,706	—	127,706
Interest income on long-term advances	(41,779)	—	(51,724)
Options expense amortization	51,054	—	80,119
Minority interest in net loss	(1,759)	—	(2,979)
Depreciation expense	3,975	—	5,715
Stock compensation	335,312	80,631	532,917
Changes in current assets and current liabilities:
(Increase) in receivables	(13,280)	—	(13,280)
(Increase) in advances	—	(2,144)	—
(Increase) decrease in deposits	1,080	—	(10,418)
(Increase) in prepaid expenses	(16,819)	—	(48,305)
Increase in accounts payable	36,373	—	79,599
(Decrease) in accrued liabilities	(119,428)	(7,185)	(23,279)

Net cash used in operating activities	(957,800)	(297,441)	(1,781,895)

Cash flows from investing activities
Net purchases of available for sale short-term securities	(13,825,000)	—	(15,225,000)
Additions to property, plant and equipment	(18,559)	—	(218,426)

Net cash used in investing activities	(13,843,559)	—	(15,443,426)

Cash flows from financing activities
Increase in notes and loans payable	—	40,000	—
Increase in minority interest investment	40,020	8,127	399,430
Increase in long-term advances to minority shareholder	—	(15,627)	(400,507)
Decrease in subscriptions receivable	—	28,000	—
Issuance of common stock	15,385,982	3,717,382	19,701,605

Net cash provided by financing activities	15,426,002	3,777,882	19,700,528

Effect of exchange rate changes on cash	1,445	—	18,255

Net increase in cash and cash equivalents	626,088	3,480,441	2,493,462
Cash and cash equivalents at beginning of period	1,867,374	101,929	—

Cash and cash equivalents at end of period	$2,493,462	$3,582,370	$2,493,462

Supplemental disclosures of cash flow information
Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—

Supplemental schedule of non-cash investing and financing activities
Common stock issued for services and fees	$335,312	$80,631	$532,917
The accompanying notes to unaudited consolidated financial statements are an integral part of this statement.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(Unaudited)
NOTE 1. — DESCRIPTION OF BUSINESS
Pacific Asia Petroleum, Inc. (the Company) is the successor company from a reverse merger involving the former Pacific East Advisors, Inc. and other entities on May 7, 2007. The details of this merger are discussed in Note 2. — Merger and Recapitalization.
The Company’s activities commenced in 2005 through Inner Mongolia Production Company, LLC (IMPCO), formed as a limited liability company under New York State law on August 25, 2005. The Company’s business plan is to engage in the business of oil and gas exploration, development and production in Asia and the Pacific Rim countries.
In 2006, a subsidiary entered into a joint development contract with Chifeng Zhongtong Oil and Natural Gas Co., Ltd., (“Chifeng”) a company incorporated in Inner Mongolia, China. In the fourth quarter of 2006, the first well was drilled under this contract. This well is currently producing under an exploration and development license issued by the relevant Chinese authorities. However, no revenue or related depletion expense have been recognized to date due to uncertainty of realization of the revenue until a permanent production license is obtained. A comprehensive long-term production license has been applied for by Chifeng, and is expected to be issued in year 2007. If this license is not issued, the opportunities to drill additional long-term production wells under the contract may be at risk.
In addition, the Company is evaluating exploration, development and production opportunities involving coal-bed methane and tight gas sand areas in China. In 2006 IMPCO entered into an Agreement for Joint Cooperation with China United Coalbed Methane Co., Ltd. to engage in a feasibility study regarding a coal bed methane acreage block. The agreement also grants the Company exclusive rights to a large prospective contract area with the option to convert the rights into a production sharing contract. The Company plans to exercise this option. The feasibility study was completed and submitted in the first quarter of 2007. Negotiation of a production sharing contract is in progress. The Company is also actively considering the acquisition of other prospective coal bed methane and gas opportunities.
NOTE 2. — MERGER AND RECAPITALIZATION
On May 7, 2007, Pacific East Advisors, Inc.(PEA), a publicly traded company, was merged with Inner Mongolia Production Company LLC (IMPCO) and Advanced Drilling Services LLC (ADS) via merger subsidiaries of PEA created for this transaction. The transaction has been accounted for as a reverse merger, and IMPCO is the acquiring company on the basis that IMPCO’s senior management became the entire senior management of the merged entity and there was a change of control of PEA. In accordance with SFAS No. 141, “Accounting for Business Combinations”, IMPCO was the acquiring entity for accounting purposes. While the transaction is accounted for using the purchase method of accounting, in substance the transaction was a recapitalization of IMPCO’s capital structure.
PEA changed its name to Pacific Asia Petroleum, Inc. (the Company) as of the merger date and will continue the business of IMPCO under the new name. The Company did not recognize goodwill or any intangible assets in connection with the transaction. From August 8, 2001 when it emerged from bankruptcy until the date of the transaction, PEA was an inactive corporation with no significant assets and liabilities.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(Unaudited)
NOTE 2. — MERGER AND RECAPITALIZATION (Continued)
In connection with the merger, PEA issued 5,904,032 common shares to holders of IMPCO Class A Units, 10,108,952 preferred shares to holders of IMPCO Class B Units, 9,850,000 common shares to holders of ADS Class A Interests and 13,600,000 preferred shares to holders of ADS Class B Interests in return for all the equity units of those entities. The preferred shares were automatically converted to common shares on June 5, 2007. The common shares outstanding for the Company at June 30, 2007 were 39,931,106 including shares held by existing owners prior to the merger. The value of the stock that was issued to IMPCO’s equity holders was the historical cost of the Company’s net tangible assets, which did not differ materially from their fair value.
In connection with the merger, the Company assumed the obligation of ADS to pay Chadbourn Securities, Inc., a NASD licensed broker-dealer for which Mr. Laird Cagan serves as a registered representative and Managing Director, $1,195,430 in placement fees and expense reimbursements relative to the previous securities offering of ADS. This amount has been paid.
The cost of the acquisition was $127,706, which has been charged to expense in 2007. This was composed of par value of common stock retained by original holders of $468, liabilities assumed of $128,334, less assets acquired of $1,096. The pro forma effects on consolidated results of operations if the acquisition had occurred at the beginning of year 2007 or the beginning of year 2006 were not material.
NOTE 3. — BASIS OF PRESENTATION
The unaudited condensed financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated in consolidation. The financial statements include Pacific Asia Petroleum, Inc. (successor company to IMPCO) and its majority owned direct and indirect subsidiaries in the respective periods. Net income for 2007 excludes the results of PEA and ADS prior to May 7, 2007. For year 2006 prior data, the financial statements include only IMPCO and its subsidiaries Inner Mongolia Production Company (HK) Limited (100% owned) and Inner Mongolia Sunrise Petroleum JV Company (97% owned).
The Company’s financial statements are prepared under U.S. Generally Accepted Accounting Principles as a development stage company. Certain reclassifications have been made in prior year’s financial statements to conform to classifications used in the current year with respect to common stock and paid-in capital.
The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Accordingly, the results from operations for the six month period ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. These unaudited condensed consolidated financial statements should be read in conjunction with the December 31, 2006 financial statements and footnotes thereto included elsewhere in this report.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(Unaudited)
NOTE 4. — LIQUIDITY AND CAPITAL RESOURCES
During the period from its inception to December 31, 2006, the Company was able to fund its expenses through member equity contributions and member loans. In year 2006 the Company sold equity units in a private placement in the amount of $4,561,000 and received $28,000 from collection of subscriptions on equity units subscribed in year 2005. Proceeds from the equity offering were used to repay $240,000 of notes payable ($100,000 with an officer) outstanding from loans incurred in late 2005 and the first quarter of 2006.
In May 2007, immediately prior to the merger, ADS issued equity units for cash of $17,000,000, of which net proceeds were $15,497,491 after offering costs. The proceeds were invested in temporary investments and were available for operations of the Company after the merger date.
To date the Company has incurred expenses and sustained losses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise. The Company will require significant financing in excess of its June 30, 2007 available cash, cash equivalents and short-term investments in order to achieve its business plan. It is not certain that this amount of financing will be successfully obtained.
NOTE 5. — SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates — Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingencies, and reported revenues and expenses. Actual results could vary from those estimates.
Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits and short-term investments with initial maturities of three months or less.
Short-term Investments — The Company follows the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. These security classifications may be modified after acquisition only under certain specified conditions. Securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(Unaudited)
NOTE 5. — SIGNIFICANT ACCOUNTING POLICIES (Continued)
The securities held as of the date of the financial statements are temporary investments of funds available for operations in marketable securities with maturities in excess of three months but having variable interest rates, thus no principal risk due to interest rate fluctuations. The Company invests in financial instruments having interest rate reset periods of either seven days or 28 days. If the Company decides not to accept a reset of the rate, the bond or preferred stock investment is readily marketable for sale at original purchase cost of par value. These investments are classified as available for sale and are carried at fair value. Fair value excluding accrued interest is equivalent to cost.
Inventories — The Company had no inventories at the balance sheet dates, and has not decided the inventory accounting method to be utilized should inventories occur.
Property, Plant and Equipment — For oil and gas properties, the successful efforts method of accounting is used. Costs of drilling successful wells are capitalized. Costs of drilling exploratory wells not placed into production are charged to expense. Geological and geophysical costs are charged to expense as incurred. For depreciable tangible property, the minimum capitalization threshold is $1000.
Depreciation, depletion and amortization for oil and gas related property is recorded on a unit-of-production basis. For other depreciable property, depreciation is recorded on a straight line basis based on depreciable lives of five years for office furniture and three years for computer related equipment. Repairs and maintenance costs are charged to expense as incurred.
Reserves for Uncollectible Advances and Loans — The Company reviews its advances and loans receivable for possible impairment and records reserves for possible losses on amounts believed to be uncollectible. As of June 30, 2007 and December 31, 2006 no reserves were deemed necessary.
Impairment of Long-Lived Assets — The Company reviews its long-lived assets in property, plant and equipment for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Review for impairment of long-lived assets occurs whenever changes in circumstances indicate that the carrying amount of assets in property, plant and equipment may not be fully recoverable. An impairment loss is recognized for assets to be held and used when the estimated undiscounted future cash flows expected to result from the asset including ultimate disposition are less than its carrying amount. Impairment is measured by the excess of carrying amount over the fair value of the assets. As of June 30, 2007 and December 31, 2006 no impairment adjustments were required.
Asset Retirement Obligations — The Company accounts for asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” as amended by FIN No. 47, “Accounting for Conditional Asset Retirement Obligations.” The Company at June 30, 2007 and December 31, 2006 had no long-lived assets subject to asset retirement obligations. The nature or amount of any asset retirement obligations which the Company may become subject to from its future operations is not determinable at this time.
Revenues — The Company presently has no direct sales revenues from customers. The company records revenues for which it deems that collectibility is reasonably assured and the earnings process is complete.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(Unaudited)
NOTE 5. — SIGNIFICANT ACCOUNTING POLICIES (Continued)
Income Taxes — Commencing May 7, 2007, the Company is subject to taxation as a corporation but is in an operating loss position for U.S. income tax purposes. Therefore, the Company does not accrue U.S. current income taxes. Deferred income taxes are provided using the asset and liability method for financial reporting purposes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized. For dates prior to May 7, 2007, the Company was an LLC pass-through entity treated as a partnership for income tax purposes in the United States, and therefore did not accrue or pay income taxes.
Foreign Currency Translation — The functional currency of the Hong Kong subsidiary is the U.S. dollar. The functional currency of the China subsidiary is the local currency. Balance sheet translation effects from translating local functional currency into U.S. dollars (the reporting currency) are recorded directly to other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.”
Stock Based Compensation — The Company accounts for stock based compensation in accordance with SFAS No. 123(R), “Share-Based Payment”, which specifies the revised accounting alternative requirements for pre-2006 stock based compensation grants existing at January 1, 2006 and the required accounting for new grants starting January 1, 2006. The Company has no stock based compensation grants made before year 2006. Accordingly, the provisions of SFAS No. 123(R) pertaining to pre-2006 grants do not apply. The Company values its stock options awarded on or after January 1, 2006 at the fair value at grant date using the Black-Scholes option pricing model. Compensation expense for stock options is recorded over the vesting period on a straight line basis. Compensation paid in vested stock is valued at the fair value at the applicable measurement date and charged to expense at that date.
Net Income (loss) Per Common Share —The Company computes earnings per share under SFAS No. 128, “Earnings Per Share”. Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the year. Dilutive common stock equivalents consist of shares issuable upon the exercise of the Company’s stock options and warrants (calculated using the treasury stock method).
New Accounting Pronouncements — As of the balance sheet date, there were no new accounting pronouncements not yet adopted that are expected to materially affect the Company in the foreseeable future.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(Unaudited)
NOTE 5. — SIGNIFICANT ACCOUNTING POLICIES (Continued)
SFAS No. 157, “Fair Value Measurements": The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. No new fair value measurements are required in connection with existing standards. The effective date is for fiscal years beginning after November 15, 2007.
SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”: The statement permits the voluntary measurement of certain financial instruments and certain other items at fair value. The effective date is for reporting periods beginning after November 15, 2007.
NOTE 6. — FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK
Fair Value of Financial Instruments — The carrying amounts of the Company’s financial instruments, which include cash equivalents, short-term investments, deposits, long-term advances, accounts payable, accrued expenses, and notes payable approximate fair value at June 30, 2007 and December 31, 2006. The aggregate fair value of securities classified as available for sale was $15,225,000 at June 30, 2007 and $1,400,000 at December 31, 2006.
Concentration of Credit Risk — The Company is exposed to concentration of credit risk with respect to cash, cash equivalents, short-term investments and long-term advances. As the Company chooses to maximize investment of its U.S. cash into higher yield investments rather than keeping the amounts in bank accounts, there is a high concentration of credit risk on remaining cash balances which are located principally in China. At June 30, 2007, 93% of the Company’s total cash was on deposit in China at the Bank of China. Also at that date, 77% of the Company’s cash equivalents were invested in a single money market fund. Less than 15% of the Company’s U.S. short-term investments were invested in securities of any single individual issuer. At December 31, 2006, 96% of the Company’s cash was on deposit in China at the Bank of China. Also at that date, 50% and 25% of the Company’s short-term investments were invested in securities of two individual issuers, respectively. At June 30, 2007 and December 31, 2006, 100% of the Company’s long-term advances were receivable from a single borrower. No losses have occurred on the above items.
NOTE 7. — PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment by type of property was as follows at June 30, 2007 and December 31, 2006.

		Accumulated
June 30, 2007	Gross	Depreciation	Net
Oil and gas wells	$196,726	$—	$196,726
Office and Computer equipment	36,933	5,715	31,218
Total	$233,659	$5,715	$227,944
December 31, 2006
Oil and gas wells	$191,877	$—	$191,877
Computer equipment	18,374	1,740	16,634
	$210,251	$1,740	$208,511
Depreciation for the six months ended June 30, 2007 was $3,975. There was no depreciation for the same period in 2006.
No interest expense has been capitalized through June 30, 2007.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(Unaudited)
NOTE 8. — COMMITMENTS
Consulting Agreements and Employment Agreements
In September 2006 the Company entered into a consulting agreement with Morningside Development LLC as successor contract to a prior agreement which was terminated. The new agreement provided for payments of $12,000 per month, for which the remaining payments were $96,000 at December 31, 2006. The contract was terminated in February 2007 for a final payment of $70,000.
Effective December 15, 2005 the Company entered into two-year consulting agreements with three key personnel who were also LLC members. The agreements provided for the performance of specified services by the personnel in return for a fixed rate per month. The agreements were subject to termination by either party on 90 days notice. If terminated by the Company, the consultant was entitled to receive the balance of payments that would have been payable through the original term. The Company’s commitments under these contracts were $33,350 per month, which increased to $34,350 per month in July 2006. In September 2006, new executive employment agreements were entered into between the Company and two LLC members to replace two of the three existing consulting agreements. The agreements have no expiration date, and either party may terminate at will. The minimum commitment under these contracts is a total of $500,000 per year. In the event of termination by the Company other than for cause or disability, multi-year severance payments are required. However, the operable effective date for the compensation rates under these agreements was delayed subject to the Company achieving certain financial benchmarks. Therefore, payments continued under the existing consulting agreements through March 31, 2007. The new agreements became fully effective at the contracted rates on April 1, 2007.
Management Contracts
As a result of the Mergers, the Company assumed an Advisory Agreement, dated December 1, 2006, by and between ADS and Cagan McAfee Capital Partners, LLC (“CMCP”), pursuant to which CMCP agreed to provide certain financial advisory and management consulting services to the Company. Pursuant to the Advisory Agreement, CMCP is entitled to receive a monthly advisory fee of $9,500 for management work commencing on December 11, 2006 and continuing until May 7, 2010. Laird Q. Cagan, the Managing Director and 50% owner of CMCP, currently serves as a member of the Company’s Board of Directors.
Lease Commitments
Information on lease commitments is presented in Note 6 of Inner Mongolia Production Company, LLC’s consolidated financial statements for the year ended December 31, 2006 included elsewhere in this report. On June 29, 2007 the Company entered into an additional lease commitment. Future minimum lease rentals under the additional commitment are:
2007 – $16,505
2008 – $55,167
2009 – $27,124
NOTE 9. — CAPITALIZATION
The Company’s equity capital prior to the merger in May 2007 was composed of equity units of IMPCO. At May 7, 2007 there were 347,296 Class A Units (“A” Units) and 594,644 Class B Units (“B” Units) outstanding immediately prior to the merger. At December 31, 2006 there were 312,000 “A” Units and 587,719 “B” Units outstanding.
In addition, prior to the merger in May 2007, ADS issued 9,850,000 Class A interests and 13,600,000 Class B interests as equity units. The capitalization of ADS prior to the merger is not included in the Company’s financial statements for 2006.
The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock, $0.001 par value per share, and 50,000,000 shares of Preferred Stock, $0.001 par value per share, of which 30,000,000 shares have been designated as “Series A Convertible Stock,” 6,291,048 of which remain issuable following the automatic conversion of 23,708,952 shares of the Company’s Series A Convertible Stock as a result of the Autoconversion.
The Company’s capitalization at June 30, 2007 is composed of 39,931,106 common shares issued and outstanding.

Pacific Asia Petroleum, Inc. and Subsidiaries
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
June 30, 2007
(Unaudited)
NOTE 10. — WARRANTS AND OPTIONS
In year 2006 the Company (as IMPCO) issued 6,453 warrants to underwriters for purchase of “B” Units at an exercise price of 1 cent per share with a term of 10 years. The warrants were valued at $61,239 ($9.49 per warrant). This valuation was on the basis that due to the nominal exercise price of the warrant, the warrants were in substance equivalent to restricted equity units that vest at any time based on election of the holder. No expense was recorded on this transaction as this was considered part of offering costs applied to paid-in capital. These warrants were exercised in early 2007, and the units were exchanged for common shares of the Company at the merger date.
There were no equity unit options granted prior to year 2006. In September, 2006 the Company (as IMPCO) granted 49,200 equity unit options for “B” Units to certain consultants and employees, which were all outstanding at December 31, 2006. The options vest 40% after one year and 20% per year at the end of the following three years, with expiration 10 years from date of grant. The options were exercisable at $9.50 per unit, equal to the offering price per unit in the most recent offering of units. At the merger date of May 7, 2007, these options were exchanged for 836,400 options on common shares of the Company. No options were eligible for exercise in 2006 or during the first six months of 2007. The remaining contractual life of options outstanding at June 30, 2006 was nine years, three months. Compensation expense on these options was $51,054 for six months 2007.
The fair values of unit options used in recording compensation expense were computed using the Black-Scholes option pricing model based on the following assumptions.
Group 1 represents the portion of options vesting at the end of one year. Group 2 represents the remaining options vesting at the end of years 2, 3, and 4. The fair values and exercise prices have been adjusted to a per common share basis as a result of the merger.

	Group 1	Group 2
Expected price volatility (basket of comparable public companies)	64.60%	64.60%
Risk-free interest rate (U.S. Treasury bonds)	4.57%	4.58%
Expected annual dividend rate	0.00%	0.00%
Expected option term — weighted average	5.50 yrs.	6.25 yrs.
Grant date fair value per common share	$.34	$.36
Exercise price per common share	$.56	$.56
Immediately prior to the merger on May 7, 2007, ADS issued to its placement agents 1,860,001 warrants to purchase Class B membership units of ADS. Included were (i) warrants to purchase 3,825 Class B membership units of ADS issued to Michael McTeigue, an executive officer of ADS, (ii) warrants to purchase 83,354 Class B membership units of ADS issued to Chadbourn Securities, Inc., a NASD licensed broker-dealer for which Laird Q. Cagan serves as a registered representative and Managing Director, and (iii) warrants to purchase 696,094 Class B membership units of ADS issued to Laird Q. Cagan, a member of the Company’s Board of Directors and beneficial owner of 10.66% of the Company’s common stock. These warrants were exchanged in the merger for 1,860,001 options on common shares of the Company. The Company has accounted for this as an offering cost applicable to paid-in capital and therefore will not record any compensation expense on these warrants. The options are exercisable at a weighted average exercise price of $1.29 per common share.
NOTE 11. — 2007 STOCK OPTION PLAN
The Company adopted a stock option plan on May 7, 2007. The plan provides for grants of restricted stock, incentive and/or nonqualified stock options, and stock appreciation rights (“SARs”) to employees, directors and consultants of the Company. The aggregate number of shares eligible for issuance under the plan is 4,000,000. No grants have been made through June 30, 2007.
NOTE 12. — LITIGATION AND CONTINGENCIES
The Company at June 30, 2007 had no litigation, actual or potential, of which it was aware and which could have a material effect on its financial position.

RBSM LLP
CERTIFIED PUBLIC ACCOUNTANTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors
Inner Mongolia Production Company, LLC.
Hartsdale, NY
     We have audited the accompanying balance sheets of Inner Mongolia Production Company, LLC (a development stage company) as of December 31, 2006 and 2005, and the related statements of losses, deficiency in members’ equity and cash flows for the year ended December 31, 2006 and the period August 25, 2005 (date of inception) through December 31, 2005 and the period August 25, 2005 (date of inception) through December 31, 2006 . These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We have conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inner Mongolia Production Company, LLC. (a development stage company) at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the period August 25, 2005 (date of inception) through December 31, 2005 and period August 25, 2005 (date of inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
                    /s/ RBSM LLP
New York, New York
July 11, 2007

Inner Mongolia Production Company, LLC and Subsidiaries
(A Development Stage Company)
Consolidated Balance Sheet
As of December 31, 2006 and 2005

	2006	2005

Assets
Current:
Cash and cash equivalents	$1,867,374	$101,929
Short-term investments (Note 4)	1,400,000	—
Prepaid expenses	31,486	—
Deposits	11,498	—

Total Current Assets	3,310,358	101,929

Non-Current Assets:
Property, plant and equipment — at cost (Note 5) (net of reserve for depreciation in 2006 - $1,740)	208,511	—
Long-Term Advances	410,452	—

Total Assets	$3,929,321	$101,929

Liabilities and Members’ Equity
Current Liabilities:
Accounts payable	$103,391	$—
Accrued liabilities — expenses	96,149	41,273
Notes payable	—	100,000

Total Current Liabilities	199,540	141,273

Non-Current Liabilities
Minority interest in subsidiaries	358,190	—

Commitment and Contingencies (Notes 6 and 9)	—	—

Members’ Equity
Member units — Authorized unlimited (Note 7)
Class A issued - 312,000 at December 31, 2006 and 2005	40,000	40,000
Class B issued - 587,719 and none at December 31, 2006 and 2005 respectively, net of offering costs of $337,576	4,421,029	—
Subscriptions receivable on “A” units	—	(28,000)
Paid-in capital	29,065	—
Other comprehensive income — currency translation adj.	19,228	—
Deficit accumulated during the development stage	(1,137,731)	(51,344)

Total Equity (Deficiency)	3,371,591	(39,344)

Total Liabilities and Members’ Equity	$3,929,321	$101,929

The accompanying notes to consolidated financial statements are an integral part of this statement.

Inner Mongolia Production Company, LLC and Subsidiaries
(A Development Stage Company)
Consolidated Statement of Operations
For the years ended December 31, 2006 and 2005
and for the period from inception (August 25, 2005) to December 31, 2006

			For the period
			from inception
			(August 25, 2005)
			through
	2006	2005	December 31, 2006

Operating Expenses
Depreciation	$1,740	$—	$1,740
All other operating expenses	1,185,273	51,344	1,236,617

Total operating expenses	1,187,013	51,344	1,238,357

Operating Loss	(1,187,013)	(51,344)	(1,238,357)

Other Income (Expense)
Interest income	99,406	—	99,406

Total other income (expense)	99,406	—	99,406

Net loss before minority interest	(1,087,607)	(51,344)	(1,138,951)
Minority interest	1,220	—	1,220

Net Loss	$(1,086,387)	$(51,344)	$(1,137,731)
The accompanying notes to consolidated financial statements are an integral part of this statement.

Inner Mongolia Production Company, LLC and Subsidiaries
(A Development Stage Company)
Consolidated Statement of Members’ Equity (Deficiency)
For the period from inception (August 25, 2005) to December 31, 2006

								Deficit
								Accumulated	Total
	“A” Units	“A” Units	Unit	“B” Units	“B” Units		Currency	During	Members’
	Number of		Subscriptions	Number of		Paid-in	Translation	Development	Equity
	units	Amount	Receivable	units	Amount	Capital	Adjustment	Stage	(Deficiency)

Balance — August 25, 2005	—	$—	$—	—	$—	$—	$—	$—	$—
Issued for cash - 2005 @ $.1101 per unit	108,960	12,000	—	—	—	—	—	—	12,000
Units subscribed - 2005 @ $.1379 per unit	203,040	28,000	—	—	—	—	—	—	28,000
Subscriptions receivable at December 31, 2005	—	—	(28,000)	—	—	—	—	—	(28,000)
Net loss — year 2005	—	—	—	—	—	—		(51,344)	(51,344)

Members’ Equity (Deficiency) — December 31, 2005	312,000	40,000	(28,000)	—	—	—	—	(51,344)	(39,344)
Subscriptions paid in 2006	—	—	28,000	—	—	—	—	—	28,000
Issued for fees and services - 2006:
@ $.1282 per unit	—	—	—	88,000	11,282	—	—	—	11,282
@ $9.50 per unit	—	—	—	19,613	186,323	—	—	—	186,323
Issued for cash - 2006 @ $9.50 per unit	—	—	—	480,106	4,561,000	—	—	—	4,561,000
Offering costs	—	—	—	—	(337,576)	—	—	—	(337,576)
Amortization of equity options fair value	—	—	—	—	—	29,065	—	—	29,065
Currency translation — year 2006	—	—	—	—	—	—	19,228	—	19,228
Net loss — year 2006	—	—	—	—	—	—	—	(1,086,387)	(1,086,387)

Members’ Equity (Deficiency) — December 31, 2006	312,000	$40,000	$—	587,719	$4,421,029	$29,065	$19,228	$(1,137,731)	$3,371,591

The accompanying notes to consolidated financial statements are an integral part of this statement.

Inner Mongolia Production Company, LLC and Subsidiaries
(A Development Stage Company)
Consolidated Statement of Cash Flows
For the years ended December 31, 2006 and 2005
and for the period from inception (August 25, 2005) to December 31, 2006

			For the period
			from inception
			(August 25, 2005) to
	2006	2005	December 31, 2006
Cash flows from operating activities
Net loss	$(1,086,387)	$(51,344)	$(1,137,731)

Adjustments to reconcile net loss to cash used in operating activities:
Interest income on long-term advances	(9,945)	—	(9,945)
Options expense amortization	29,065	—	29,065
Minority interest in net loss	(1,220)	—	(1,220)
Depreciation and depletion expense	1,740	—	1,740
Expenses paid in member units	197,605	—	197,605
Changes in current assets and current liabilities:
(Increase) in deposits	(11,498)	—	(11,498)
(Increase) in prepaid expenses	(31,486)	—	(31,486)
Increase in accounts payable	43,226	—	43,226
Increase in accrued liabilities	54,876	41,273	96,149

Net cash used in operating activities	(814,024)	(10,071)	(824,095)

Cash flows from investing activities
Purchases of available for sale securities	(1,400,000)	—	(1,400,000)
Additions to property, plant and equipment	(199,867)	—	(199,867)

Net cash used in investing activities	(1,599,867)	—	(1,599,867)

Cash flows from financing activities
Payment and proceeds of notes payable	(100,000)	100,000	—
Increase in minority interest investment	359,410	—	359,410
Increase in long-term advances to minority shareholder	(400,507)	—	(400,507)
Decrease in subscriptions receivable	28,000	—	—
(Increase) in issuance costs on units	(285,377)	—	(285,377)
Increase in A and B member units issued	4,561,000	12,000	4,601,000

Net cash provided by financing activities	4,162,526	112,000	4,274,526

Effect of exchange rate changes on cash	16,810	—	16,810

Net increase in cash and cash equivalents	1,765,445	101,929	1,867,374
Cash and cash equivalents at beginning of period	101,929	—	—

Cash and cash equivalents at end of period	$1,867,374	$101,929	$1,867,374

Supplemental disclosures of cash flow information
Interest paid	$—	$—	$—
Income taxes paid	$—	$—	$—

Supplemental schedule of non-cash investing and financing activities
Member units issued for fees and services	$197,605	$—	$197,605
Issuance costs paid as warrants issued	$61,239	$—	$61,239
Increase in fixed assets accrued in liabilities	$7,966	$—	$7,966
Increase in issuance costs accrued in liabilities	$52,199	$—	$52,199
The accompanying notes to consolidated financial statements are an integral part of this statement.

Inner Mongolia Production Company, LLC and Subsidiaries
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and December 31, 2005
NOTE 1. — DESCRIPTION OF BUSINESS
Inner Mongolia Production Company, LLC, a development stage company, (the “Company”) was formed as a limited liability company under New York State law on August 25, 2005. The Company’s business plan is to engage in the business of oil and gas exploration, development and production in Asia and the Pacific Rim countries.
In year 2006, a subsidiary of the Company entered into a joint development contract with Chifeng Zhongtong Oil and Natural Gas Co., Ltd., (“Chifeng”) a company incorporated in Inner Mongolia, China. In the fourth quarter of 2006, the first well was drilled under this contract. This well is currently producing under an exploration and development license issued by the relevant Chinese authorities. However, the Company has not recognized any revenue and related depletion expense to date due to uncertainty of realization of the revenue until a permanent production license is obtained. A comprehensive long-term production license has been applied for by Chifeng, and is expected to be issued in year 2007. If this license is not issued, the opportunities to drill additional long-term production wells under the contract may be at risk.
In addition, the Company is evaluating exploration, development and production opportunities involving coal-bed methane and tight gas sand areas in China. In 2006 the Company entered into an Agreement for Joint Cooperation with China United Coalbed Methane Co., Ltd. to engage in a feasibility study regarding a coal bed methane acreage block. The feasibility study was completed and submitted in the first quarter of 2007. Negotiation of a production sharing agreement is in progress.
NOTE 2. — BASIS OF PRESENTATION
The financial statements are prepared on a consolidated basis. All significant intercompany transactions and balances have been eliminated in consolidation. At December 31, 2006, the financial statements include Inner Mongolia Production Company, LLC (the parent company), and two subsidiaries—Inner Mongolia Production Company (HK) Limited (“HK”), a Hong Kong registered company, and Inner Mongolia Sunrise Petroleum JV Company (“Sunrise”), a China registered company. HK is 100% owned by the parent company; Sunrise is 97% owned by HK. At December 31, 2005, the financial statements include only the parent company. The Company’s financial statements are prepared under U.S. Generally Accepted Accounting Principles.
The Company’s financial statements are presented on the basis that it is a development stage company. During the period from its inception to December 31, 2005, the Company was able to fund its expenses through member equity contributions and member loans. In year 2006 the Company sold equity units in a private placement in the amount of $4,561,000 and received $28,000 from collection of subscriptions on equity units subscribed in year 2005. The Company’s equity units are not registered with the Securities and Exchange Commission and therefore are not traded in the public market. Proceeds from the equity offering were used to repay $240,000 of notes payable ($100,000 with an officer) outstanding from loans incurred in late 2005 and the first quarter of 2006.
At December 31, 2006 the Company had no debt outstanding. At December 31, 2005 the Company had a $100,000 note payable to an officer, which was paid in May 2006 without interest (interest waived). Accordingly, no interest expense was recorded on this note for 2005 and 2006.

To date the Company has incurred expenses and sustained losses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise. For the period from inception through December 31, 2006, the Company has accumulated losses of $1,137,731.
NOTE 3. — SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates – Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingencies, and reported revenues and expenses. Actual results could vary from those estimates.
Cash and Cash Equivalents – Cash and cash equivalents includes cash on hand, demand deposits and short-term investments with initial maturities of three months or less.
Short-term Investments – These are temporary investments of funds available for operations in marketable securities with maturities in excess of three months but having variable interest rates, thus no principal risk due to interest rate fluctuations. The Company invests in financial instruments having interest rate reset periods of either seven days or 28 days. If the Company decides not to accept a reset of the rate, the bond or preferred stock investment is readily marketable for sale at original purchase cost of par value. These investments are classified as available for sale and are carried at fair value. Fair value excluding accrued interest is equivalent to cost.
Inventories – The Company had no inventories at the balance sheet dates, and has not decided the inventory accounting method to be utilized should inventories occur.
Property, Plant and Equipment – For oil and gas properties, the successful efforts method of accounting is used. Costs of drilling successful wells are capitalized. Costs of drilling exploratory wells not placed into production are charged to expense. Geological and geophysical costs are charged to expense as incurred. For depreciable tangible property, the minimum capitalization threshold is $1000.
Depreciation, depletion and amortization for oil and gas related property is recorded on a unit-of-production basis. For other depreciable property, depreciation is recorded on a straight line basis based on depreciable lives of five years for office furniture and three years for computer related equipment. Repairs and maintenance costs are charged to expense as incurred.
Reserves for Uncollectible Advances and Loans – The Company reviews its advances and loans receivable for possible impairment and records reserves for possible losses on amounts believed to be uncollectible. As of December 31, 2006 no reserves were deemed necessary.
Impairment of Long-Lived Assets – The Company reviews its long-lived assets in property, plant and equipment for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Review for impairment of long-lived assets occurs whenever changes in circumstances indicate that the carrying amount of assets in property, plant and equipment may not be fully recoverable. An impairment loss is recognized for assets to be held and used when the estimated undiscounted future cash flows expected to result from the asset including ultimate disposition are less than its carrying amount. Impairment is measured by the excess of carrying amount over the fair value of the assets. As of December 31, 2006 and 2005 no impairment adjustments were required.
Asset Retirement Obligations – The Company accounts for asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” as amended by FIN No. 47, “Accounting for Conditional Asset Retirement Obligations.” The Company at December 31, 2006 and 2005 had no long-lived assets subject to asset retirement obligations. The nature or amount of any asset retirement obligations which the Company may become subject to from its future operations is not determinable at this time.
Revenues – The Company presently has no direct sales revenues from customers, nor any other revenues for which it deemed that collectibility was reasonably assured at December 31, 2006.
Income Taxes – The Company as an LLC is a pass-through entity treated similar to a partnership for income tax purposes in the United States, and therefore does not accrue or pay income taxes. The Company’s subsidiaries are currently in a non-taxable status due to permanent differences between book basis and tax basis income.
Foreign Currency Translation – The functional currency of the Hong Kong subsidiary is the U.S. dollar. The functional currency of the China subsidiary is the local currency. Balance sheet translation effects from translating local functional currency into U.S. dollars (the reporting currency) are recorded directly to other comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income.”
Equity Unit Based Compensation – The Company accounts for unit based compensation in accordance with SFAS No.123(R), “Share-Based Payment”, which specifies the revised accounting alternative requirements for pre-2006 stock-based compensation grants existing at January 1, 2006 and the required accounting for new grants starting January 1, 2006. The Company has no unit based compensation grants made before year 2006. Accordingly, the provisions of SFAS No.123(R) pertaining to pre-2006 grants do not apply. The Company values its equity unit options awarded on or after January 1, 2006 at the fair value at grant date using the Black-Scholes option pricing model. Compensation expense for unit options is recorded over the vesting period on a straight line basis. Compensation paid in vested units is valued at the fair value at the applicable measurement date and charged to expense at that date.
Segment Reporting — The Company considers its business to be a single operating segment and operates in a single geographic area (Asia-Pacific).
New Accounting Pronouncements – As of the balance sheet date, there were no new accounting pronouncements not yet adopted that are expected to materially affect the Company in the foreseeable future.
FIN 48, “Accounting for Uncertainty in Income Taxes”: This prescribes the recognition criteria for recognizing, measuring, presenting and disclosing uncertain tax positions for liabilities and receivables. The statement is effective for fiscal years beginning after December 15, 2006.
SFAS No. 157, “Fair Value Measurements”: The statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. No new fair value measurements are required in connection with existing standards. The effective date is for fiscal years beginning after November 15, 2007.
SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”:
The statement permits the voluntary measurement of certain financial instruments and certain other items at fair value. The effective date is for reporting periods beginning after November 15, 2007.
NOTE 4. — FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK
Fair Value of Financial Instruments – The carrying amounts of the Company’s financial instruments, which include cash equivalents, short-term investments, deposits, long-term advances, accounts payable, accrued expenses, and notes payable approximate fair value at December 31, 2006 and 2005. The aggregate fair value of securities classified as available for sale was $1,400,000 at December 31, 2006 and zero at December 31, 2005.

Concentration of Credit Risk – The Company is exposed to concentration of credit risk with respect to cash, cash equivalents, short-term investments and long-term advances. At December 31, 2006, 95.7% of the Company’s cash was on deposit in China at the Bank of China. Also at that date, 50% of the Company’s short-term investments were invested in securities of a single issuer, and another 25% was invested in securities of another single issuer. At December 31, 2006, 100% of the Company’s long-term advances were receivable from a single borrower. At December 31, 2005, 100% of the Company’s cash was held by a single bank. No losses have occurred on the above items.
NOTE 5. — PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment by type of property was as follows at December 31, 2006.

	Gross	Reserve	Net
Oil and gas wells	$191,877	$—	$191,877
Computer equipment	18,374	1,740	16,634

	$210,251	$1,740	$208,511
There was no property, plant and equipment at December 31, 2005.
Depreciation for year 2006 was $1,740.
No interest expense has been capitalized through December 31, 2006..
NOTE 6. — COMMITMENTS
Consulting Agreements and Employment Agreements
On December 31, 2005, the Company entered into a consulting agreement with Morningside Development LLC for certain consulting services. The contract provided for cash payments of $10,000 per month for a one year term. The unpaid balance on this contract was $110,000 at December 31, 2005. The contract was terminated in September 2006 upon payment of the remaining balance due. At that time, the Company entered into a new contract at $12,000 per month, for which the remaining cash payments were $96,000 at December 31, 2006. This contract was terminated in February 2007 for a final payment of $70,000.
Effective December 15, 2005 the Company entered into two year consulting agreements with three key personnel who are also LLC members. The agreements provided for the performance of specified services by the personnel in return for a fixed rate per month. The agreements were subject to termination by either party on 90 days notice. If terminated by the Company, the consultant was entitled to receive the balance of payments that would have been payable through the original term. The company’s commitments under these contracts were $33,350 per month, which increased to $34,350 per month in July 2006. The total amount committed over the two year term (as amended) was $818,400 at December 31, 2005 if no contracts were terminated early.
In September 2006, new executive employment agreements were entered into between the Company and two LLC members to replace two of the three existing consulting agreements. The agreements have no expiration date, and either party may terminate at will. The minimum commitment under these contracts is a total of $500,000 per year. In the event of termination by the Company other than for cause or disability, multi-year severance payments are required. However, the operable effective date for the compensation rates under these agreements was delayed subject to the Company achieving certain financial benchmarks. Therefore, payments continued under the existing consulting agreements through December 31, 2006. At December 31, 2006, the commitment under the remaining consulting agreement was $120,000.

The total cash payments made to LLC members under consulting agreements who were members of LLC management were $303,800 in year 2006. The total year 2006 consulting expense for amounts payable to LLC members who were members of LLC management was $330,425.
Lease Commitments
At December 31, 2006 the Company had non-cancelable lease commitments for an operating lease on office facilities. Future minimum lease rentals by year are as follows:
2007- $38,713
2008- $36,783
NOTE 7. — CAPITALIZATION
The Company’s equity capital is composed of equity units. At December 31, 2005 there were 312,000 Class A Units (“A” Units) and zero Class B Units (“B” Units) outstanding. At December 31, 2006 there were 312,000 “A” Units and 587,719 “B” Units outstanding.
The “A” Units have the sole voting power to elect the Board of Managers, who have the authority to make decisions concerning the day to day operations of the Company. Voting rights of “B” Units are limited to matters involving dissolution or merger of the Company, sale of all or substantially all the Company’s assets, or certain types of amendments to the operating agreement having the effect of adversely affecting the “B” Units holders’ economic interest.
NOTE 8. — EQUITY UNIT WARRANTS AND OPTIONS
In year 2006 the Company issued 6,453 warrants to underwriters for purchase of “B” Units at an exercise price of 1 cent per share with a term of 10 years. The warrants were valued at $61,239 ($9.49 per warrant). This valuation was on the basis that due to the nominal exercise price of the warrant, the warrants were in substance equivalent to restricted equity units that vest at any time based on election of the holder. No expense was recorded on this transaction as this was considered part of offering costs applied to paid-in capital. These warrants were exercised in early 2007.
There were no equity unit options granted prior to year 2006. In September, 2006 the Company granted 49,200 equity unit options for “B” Units to certain consultants and employees, which were all outstanding at December 31, 2006. The options vest 40% after one year and 20% per year at the end of the following three years, with expiration 10 years from date of grant. The options are exercisable at $9.50 per unit, equal to the offering price per unit in the most recent offering of units. No options were eligible for exercise in 2006. The remaining contractual life of options outstanding at December 31, 2006 was nine years, nine months.
In year 2006, compensation expense of $29,065 was recorded on these options. There was no intrinsic value for these options at December 31, 2006 as there was no public market for the Company’s equity units, and the Company is a development stage company.
The fair values of unit options used in recording compensation expense for year 2006 were computed using the Black-Scholes option pricing model based on the following assumptions. Group 1 represents the portion of options vesting at the end of one year.
Group 2 represents the remaining options vesting at the end of years 2, 3, and 4.

	Group 1	Group 2
Expected price volatility (basket of comparable public companies)	64.60%	64.60%
Risk-free interest rate (U.S. Treasury bonds)	4.57%	4.58%
Expected annual dividend rate	0.00%	0.00%
Expected option term – weighted average	5.50 yrs.	6.25 yrs.
Grant date fair value per unit option	$5.75	$6.06
Exercise price per unit option	$9.50	$9.50

NOTE 9. — LITIGATION AND CONTINGENCIES
The Company at December 31, 2006 had no litigation, actual or potential, of which it was aware and which could have a material effect on its financial position.
NOTE 10. — SUBSEQUENT EVENTS
The Company was the acquirer in a merger with a public company on May 7, 2007 as a means of increasing access to markets to raise additional capital. After the merger, the Company is now known as Pacific Asia Petroleum, Inc. The merged company at date of closing included $17 million of private equity financing in cash in addition to the existing equity capital of Inner Mongolia Production, LLC.

PART III
ITEM 1. Index to Exhibits.

Sequential
Exhibit		Page
Number	Description	Number

3.1	Amended and Restated Certificate of Incorporation of the Company.

3.2	Bylaws of the Company.

4.1	Specimen Common Stock Certificate.

4.2	Form of Common Stock Warrant.

10.1	Company 2007 Stock Plan.

10.2	Company 2007 Stock Plan form of Stock Option Agreement.

10.3	Company 2007 Stock Plan form of Restricted Stock Agreement.

10.4	Company Form of Indemnification Agreement.

10.5	ADS Registration Rights Agreement, dated May 7, 2007.

10.6	IMPCO Registration Rights Agreement, date May 7, 2007.

10.7	Engagement Letter, dated December 15, 2006, by and between Chadbourn Securities, Inc. and ADS.

10.8	Engagement Letter, dated February 26, 2007, by and between Sierra Equity Group, Inc. and ADS.

10.9	Consulting Agreement, dated February 28, 2007, by and between Christopher B. Sherwood and IMPCO.

10.10	Consulting Agreement, dated February 28, 2007, by and between Dr. Y.M. Shum and IMPCO.

10.11	Executive Employment Agreement, dated September 29, 2006, by and between Frank C. Ingriselli and the Company.

10.12	Executive Employment Agreement, dated September 29, 2006, by and between Stephen F. Groth and the Company.

10.13	Lease, dated December 1, 2006, by and between Station Plaza Associates, and IMPCO.

10.14	Tenancy Agreement, dated June 29, 2007, by and between Jing Hui Tong Real Estate Management Company and Inner Mongolia Sunrise Petroleum Limited.*

10.15	Amended and Restated Agreement and Plan of Merger and Reorganization, dated February 12, 2007, as amended on April 20, 2007, by and among the Company, ADS and ADS Merger Sub.

10.16	Amended and Restated Agreement and Plan of Merger and Reorganization, dated February 12, 2007, as amended on April 20, 2007, by and among the Company, IMPCO and IMPCO Merger Sub.

Sequential
Exhibit		Page
Number	Description	Number

10.17	Engagement Letter, dated December 1, 2006, by and between ADS and CMCP.

10.18	Contract for Cooperation and Joint Development, dated August 23, 2006, by and between Chifeng Zhongtong Oil and Natural Gas Co., Ltd. and Inner Mongolia Production Company (HK) Ltd.

10.19	Agreement for Joint Cooperation, dated November 30, 2006, by and between China United Coalbed Methane Co., Ltd. and the Company.

10.20	Agreement on Joint Cooperation, dated May 31, 2007, by and between Sino Geophysical Co., Ltd. and the Company.

21	Subsidiaries of the Company

*	English translation of executed Chinese original document included.
SIGNATURES
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Asia Petroleum, Inc.

August 16, 2007	By:	/s/ Frank C. Ingriselli

President and Chief Executive Officer

EXHIBIT INDEX

Sequential
Exhibit		Page
Number	Description	Number

3.1	Amended and Restated Certificate of Incorporation of the Company.

3.2	Bylaws of the Company.

4.1	Specimen Common Stock Certificate.

4.2	Form of Common Stock Warrant.

10.1	Company 2007 Stock Plan.

10.2	Company 2007 Stock Plan form of Stock Option Agreement.

10.3	Company 2007 Stock Plan form of Restricted Stock Agreement.

10.4	Company Form of Indemnification Agreement.

10.5	ADS Registration Rights Agreement, dated May 7, 2007.

10.6	IMPCO Registration Rights Agreement, date May 7, 2007.

10.7	Engagement Letter, dated December 15, 2006, by and between Chadbourn Securities, Inc. and ADS.

10.8	Engagement Letter, dated February 26, 2007, by and between Sierra Equity Group, Inc. and ADS.

10.9	Consulting Agreement, dated February 28, 2007, by and between Christopher B. Sherwood and IMPCO.

10.10	Consulting Agreement, dated February 28, 2007, by and between Dr. Y.M. Shum and IMPCO.

10.11	Executive Employment Agreement, dated September 29, 2006, by and between Frank C. Ingriselli and the Company.

10.12	Executive Employment Agreement, dated September 29, 2006, by and between Stephen F. Groth and the Company.

10.13	Lease, dated December 1, 2006, by and between Station Plaza Associates, and IMPCO.

10.14	Tenancy Agreement, dated June 29, 2007, by and between Jing Hui Tong Real Estate Management Company and Inner Mongolia Sunrise Petroleum Limited. *

10.15	Amended and Restated Agreement and Plan of Merger and Reorganization, dated February 12, 2007, as amended on April 20, 2007, by and among the Company, ADS and ADS Merger Sub.

10.16	Amended and Restated Agreement and Plan of Merger and Reorganization, dated February 12, 2007, as amended on April 20, 2007, by and among the Company, IMPCO and IMPCO Merger Sub.

10.17	Engagement Letter, dated December 1, 2006, by and between ADS and CMCP.

10.18	Contract for Cooperation and Joint Development, dated August 23, 2006, by and between Chifeng Zhongtong Oil and Natural Gas Co., Ltd. and Inner Mongolia Production Company (HK) Ltd.

Sequential
Exhibit		Page
Number	Description	Number

10.19	Agreement for Joint Cooperation, dated November 30, 2006, by and between China United Coalbed Methane Co., Ltd. and the Company.

10.20	Agreement on Joint Cooperation, dated May 31, 2007, by and between Sino Geophysical Co., Ltd. and the Company.

21	Subsidiaries of the Company

*	English translation of executed Chinese original document included.